As filed with the Securities and Exchange Commission on September 5, 1997
                                                   Registration No. 333-________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                       ----------------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                       ----------------------------------

                    Sunrise Technologies International, Inc.
             (Exact name of registrant as specified in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   77-0148208
                     (I.R.S. Employer Identification Number)

                             47265 Fremont Boulevard
                            Fremont, California 94538
                                 (510) 623-9001
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          The Prentice Hall Corporation
                                1013 Centre Road
                           Wilmington, Delaware 19805
                                 (302) 998-0595
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 with copies to:
                              Don S. Hershman, Esq.
                            Michelle M. Warner, Esq.
                                  Holleb & Coff
                           55 East Monroe, Suite 4100
                             Chicago, Illinois 60603

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]__________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       ----------------------------------

                                                   CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                              Proposed maximum          Proposed maximum
Title of each class of securities         Amount to be         offering price               aggregate                 Amount of
       to be registered                    registered            per unit (1)           offering price (1)          registration fee
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock.........................      10,342,090            $ 1.4688               $ 15,190,461.79              $ 4,603.17
====================================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The above calculation is based on the average of the reported bid and asked prices of the common stock on the OTC Bulletin Board on September 3, 1997.

                       ----------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 1997

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                10,342,090 Shares

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                                  Common Stock

                                -----------------

     The common stock, par value $0.001 per share ("Common Stock"), of Sunrise Technologies International, Inc., a Delaware corporation ("Sunrise" and, together with its subsidiaries, the "Company"), offered hereby (the "Offered Shares") may be sold by certain stockholders, note holders and warrant holders of Sunrise (collectively, the "Selling Securityholders"). The Company will not receive any of the proceeds from the sale of the Offered Shares. Information regarding the Selling Securityholders is set forth herein under the heading "Selling Securityholders."

     The Common Stock currently is traded in the over-the-counter market. Price information for the Common Stock may be obtained from the OTC Bulletin Board. On September 3, 1997, the closing price reported on the OTC Bulletin Board was $1.47 per share. See "Description of Capital Stock -- Price Range of Common Stock."

     ACQUISITION OF THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     Some or all of the Offered Shares may be offered for sale and sold from time to time by the Selling Securityholders in the over-the-counter market (or any national securities exchange or interdealer quotation system on which the Common Stock may then be listed), in privately negotiated transactions (which may include block transactions) or otherwise. In addition, the Selling Securityholders may engage in short sales and other transactions in the Common Stock or derivatives thereof, and may pledge, sell, deliver or otherwise transfer the Offered Shares in connection therewith. This Prospectus may be used by the Selling Securityholders or by any broker-dealer who may participate in sales of the Offered Shares. Participating broker-dealers may act as agents or principals or both and may receive commissions, discounts or concessions in connection with sales or other transfers of Offered Shares. See "Selling Securityholders." Sunrise has agreed to pay the expenses of registering the Offered Shares on behalf of the Selling Securityholders, other than broker-dealer commissions, discounts or concessions and any legal fees incurred by the Selling Securityholders in connection with sales of the Offered Shares.

     No person is authorized by the Company or the Selling Securityholders to give any information or to make any representations other than those contained in this Prospectus. Neither the delivery of this Prospectus nor any sale made hereunder shall create any implication that there has not been a change in the information contained herein since the date hereof.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is ________________, 1997.

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with any amendments, supplements, exhibits, annexes and schedules thereto, the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, with respect to the Offered Shares. This Prospectus does not include all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in the Prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W.,
Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information that the Company files with the Commission electronically are contained in the Internet Web site maintained by the Commission at http://www.sec.gov.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act (File No. 0-17816) are hereby incorporated herein by reference: (i) annual report on Form 10-K for the year ended December 31, 1996 (filed April 11, 1997); (ii) quarterly report on Form 10-Q for the quarter ended March 31, 1997 (filed May 15, 1997); (iii) current reports on Form 8-K dated March 12, 1997 (filed March 27, 1997), and June 26, 1997 (filed July 11, 1997); (iv) amendment to the current report on Form 8-K dated June 26, 1997 (filed August 13, 1997); and (v) quarterly report on Form 10-Q for the quarter ended June 30, 1997 (filed August 14, 1997).

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits to any such document unless such exhibits are specifically incorporated by reference into such document). Requests for such copies should be directed to the Secretary of Sunrise, 47265 Fremont Boulevard, Fremont, California 94538; telephone (510) 623-9001.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, as it may be amended or supplemented, and certain documents incorporated by reference herein contain or may contain both statements of historical fact and "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Examples of forward-looking statements include: (i) projections of revenue, income, earnings, capital expenditures, dividends, capital structure and other financial items; (ii) statements of the plans and objectives of the Company or its management; (iii) statements of the future economic performance of the Company; and (iv) the assumptions underlying statements regarding the Company or its business. Important factors, risks and uncertainties that could cause actual results to differ materially from any forward-looking statements ("Cautionary Statements") are disclosed herein, under the caption "Risk Factors" and elsewhere, and in certain documents incorporated by reference herein. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information contained elsewhere in this Prospectus.


                                   The Company

     The Company develops, manufactures and markets laser systems for applications in ophthalmology. All of the Company's business activities, including engineering and development, manufacturing, assembly and testing take place at the Company's facility in Fremont, California.

     Since mid-1992, the Company has focused a significant portion of its efforts on engineering and development of its holmium laser corneal shaping product (the "LTK System") for the treatment of refractive errors of the eye, such as hyperopia (farsightedness) and presbyopia (age-related loss of near focusing ability). The LTK System, which is based upon patented technology acquired in the Company's acquisitions of in-process technology from Laser Biotech, Inc. and Emmetropix Corporation in 1992, currently is undergoing premarket clinical studies in the United States, as required by the Food and Drug Administration. Prior to this time the Company was primarily a developer and manufacturer of dental laser systems. See "Business."

     The Company has incurred substantial losses in the past five years, which have seriously depleted its working capital. Historically, the Company has been able to raise working capital through private placements of Common Stock and securities convertible into Common Stock. Private placements of Common Stock raised approximately $15,296,000 in net proceeds between 1994 and 1996. In the first quarter of 1997, the Company issued, in a series of private placements, 5% redeemable convertible notes due 1999 accompanied by warrants to purchase Common Stock for aggregate net proceeds of approximately $3,743,000.

     Sunrise was incorporated in 1987 under the laws of the State of California and was reincorporated in 1993 under the laws of the State of Delaware. The principal executive offices of the Company are located at 47265 Fremont Boulevard, Fremont, California 94538; telephone (510) 623-9001.


                               Recent Developments

Sale of Dental Business

     On June 26, 1997, the Company sold substantially all of its assets associated with its dental laser, air abrasion and composite curing systems to Lares Research, a California corporation ("Lares"). At closing, Lares delivered to the Company $4,000,000 in cash and a promissory note in the amount of $1,500,000. Prior to the sale of the dental assets, a substantial portion of the Company's revenues (98% in 1996 and 80% for the first six months of 1997) were derived from the domestic and international sales of the Company's dental products. However, operation of the dental business had contributed to the Company's substantial losses in each of the last five years.

     The Company intends to use the net proceeds from the sale of the dental assets primarily for clinical trials for its ophthalmic products, including the LTK System.

Issuance of Convertible Notes

     During the first quarter of 1997, the Company issued and sold, without registration under the Securities Act in a series of private placements (the "1997 Notes Placement"), an aggregate gross principal amount of $4,100,750 5% redeemable convertible notes due 1999 (collectively, the "Notes") and accompanying warrants to purchase Common Stock (collectively, the "Warrants").

     An aggregate principal amount of $500,000 of the Notes were issued in reliance on Regulation S under the Securities Act (the "Regulation S Notes"), together with Warrants (the "Regulation S Warrants"). The Regulation S Notes are convertible into Common Stock at a conversion price of $1.00 of Regulation S Notes for each share of Common Stock. A Regulation S Warrant to purchase one share of Common Stock, at an exercise price of $1.25, was issued without additional consideration for each $2.00 of Regulation S Notes purchased. An aggregate principal amount of $3,600,750 of the Notes were issued in reliance on Regulation D under the Securities Act to "accredited investors" within the meaning of Rule 501 thereunder (the "Regulation D Notes"), together with Warrants (the "Regulation D Warrants"). The Regulation D Notes are convertible into Common Stock at a conversion price of $0.875 of Regulation D Notes for each share of Common Stock. A Regulation D Warrant to purchase one share of Common Stock, at an exercise price of $1.00, was issued without additional consideration for each $1.75 of Regulation D Notes purchased.

     The Notes are convertible at any time prior to maturity, at the option of the holders thereof, at the respective conversion prices discussed above, subject to adjustment for any stock dividends, certain distributions, stock splits or combinations or reclassifications of the Common Stock. The Notes mature two years from their respective issue dates, and interest on the Notes is cumulative from the respective issue date at an annual rate of 5%, payable at maturity or conversion. The Notes are secured by a first lien on all of the ophthalmic patents and patent applications of the Company. The Warrants may be exercised at any time within five years from the respective date of their issuance.

     In connection with the 1997 Notes Placement, the Company issued to Pennsylvania Merchant Group Ltd ("PMG"), the placement agent, warrants (the "1997 PMG Warrants") to purchase up to 230,756 shares of Common Stock, an amount equal to 5% of the shares of Common Stock into which the Notes are convertible. The 1997 PMG Warrants are exercisable at an exercise price of $0.875 per share, at any time within five years from the date of their issuance.


                           The Selling Securityholders

     The Offered Shares, other than shares underlying the Placement Agent Warrants (defined below), were acquired by the Selling Securityholders either:
(a) in July and August 1996 pursuant to private placements in the United States in reliance on Regulation D and outside the United States in reliance on Regulation S under the Securities Act (the "1996 Equity Placement"); or (b) in the 1997 Notes Placement. Absent registration under the Securities Act, the Offered Shares are subject to certain limitations on resale. The Registration Statement of which this Prospectus forms a part has been filed in satisfaction of certain registration rights granted by Sunrise to the Selling Securityholders.

     As of the date of this Prospectus, 1,084,977 of the Offered Shares have not been issued by the Company but may be issued at any time upon exercise by PMG of certain warrants, including the 1997 PMG Warrants, issued to PMG in connection with certain transactions between the Company and PMG (collectively, the "Placement Agent Warrants"). Also, certain of the Offered Shares have not been issued by the Company but may be issued at any time upon conversion of Notes or exercise of the Warrants by certain Selling Securityholders. See "Selling Securityholders."


                              Plan of Distribution

     The Offered Shares may be offered for sale and sold from time to time by the Selling Securityholders in the over-the-counter market (or any national securities exchange or interdealer quotation system on which the Common Stock may then be listed), in privately negotiated transactions (which may include block transactions) or otherwise. In addition, the Selling Securityholders may engage in short sales and other transactions in the Common Stock or derivatives thereof, and may pledge, sell, deliver or otherwise transfer the Offered Shares in connection therewith. This Prospectus may be used by the Selling Securityholders or by any broker-dealer who may participate in sales of the Offered Shares. Participating broker-dealers may act as agents or principals or both and may receive commissions, discounts or concessions in connection with sales or other transfers of the Offered Shares. See "Plan of Distribution."


                                  RISK FACTORS

     The following factors should be considered carefully in evaluating an acquisition of Common Stock.

History of Losses; Profitability Uncertain; Cash Flow Deficits

     Since 1992, the Company has incurred substantial losses which have depleted its working capital and reduced its stockholders' equity. The clinical trials for its ophthalmic products, including the LTK System, will continue to be a significant consumer of cash as the revenues from the Company's business are not expected to be sufficient to cover its operating costs unless and until approval from the Food and Drug Administration (the "FDA") is obtained to permit domestic sale of the LTK System. There can be no assurance that FDA approval will be obtained or when such approval may be obtained, but such approval is not expected until late 1999 at the earliest.

     The negative cash flows of the Company have been funded during 1995 and 1996 by the sale of additional equity. At December 31, 1996, cash and cash equivalents of the Company was approximately $647,000. The Company's current operations continue to be cash flow negative, limiting the Company's working capital resources. Working capital at June 30, 1997, including the net proceeds from the sale of the dental assets (approximately $3,589,000) and the net proceeds from the 1997 Notes Placement (approximately $3,743,000), was approximately $3,532,000. The Company's ability to continue as a going concern is dependent upon performing profitably or obtaining further financing. Management currently believes that existing working capital will provide sufficient funds for the Company's planned operations in 1997 but that it will be required to raise additional working capital to fund its activities beyond 1997. Any additional equity financing may be dilutive to the Company's stockholders. No assurance can be given that additional financing will be available or that, if available, it will be available on terms favorable to the Company and its stockholders. If funds are not available to satisfy the Company's operating requirements, the Company may be required to reduce substantially, or eliminate, certain areas of its product development activities, limit or suspend its operations in their entirety or, under certain circumstances, be forced to seek protection from creditors under the Bankruptcy Act.

Continuing Losses Expected

     The Company expects to report operating losses during 1997 and beyond. The losses will come primarily from the expenses of the FDA approval process and underlying clinical trials related to the LTK System. The Company will not have any domestic revenues from this product line, other than limited sales to doctors performing clinical trials, unless and until FDA approval is obtained. The international revenues from the LTK product line are not projected to be sufficient to cover the cost of the approval process.

Going Concern Report

     The Company's independent auditors have included an explanatory paragraph in its report covering the Company's financial statements for the year ended December 31, 1996, which paragraph emphasizes substantial doubt as to the Company's ability to continue as a going concern, based primarily on the recurring operating losses that have been incurred by the Company. Failure to return to profitable operations or to obtain other financing could result in a reorganization or complete liquidation of the Company.

Effects of FDA Approval Requirements and Government Regulation on Marketability of the Company's Systems

     The Company's activities are subject to extensive regulation by the FDA and similar health authorities in certain foreign countries. The LTK System is regulated as a Class III medical device by the FDA under the Food, Drug and Cosmetic Act (the "FDC Act"). Class III medical devices require a Premarket Approval ("PMA") by the FDA prior to commercial sale in the United States. The PMA process (and underlying clinical studies) is lengthy, the outcome is difficult to predict and requires substantial commitments of the Company's financial resources and management's time and effort. Delays in obtaining or failure to obtain required regulatory approvals or clearances in the United States and other countries would postpone or prevent the marketing of the LTK System and other devices and would impair the Company's ability to generate funds from operations, which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to obtain in a timely manner, if at all, required PMA in the United States for intended uses of the LTK System, or for any other devices for which the Company may seek approvals or clearances.

     The Company has been issued an Investigational Device Exemption (an "IDE") by the FDA to permit it to generate data necessary to support a PMA application for the use and marketing of the LTK System in laser thermal keratoplasty ("LTK") applications for hyperopia (farsightedness). The FDA has advised the Company that the initial Phase IIa clinical trials conducted by the Company did not produce enough statistically significant data to enable the FDA to determine that the treatment algorithms employed in such clinical trials were predictable or effective for the treatment of hyperopia (farsightedness). On September 5, 1996, the FDA authorized the Company to treat an additional 100 subjects at five United States locations in a continuation of Phase IIa clinical trials using a treatment algorithm developed by the Company in the course of the initial Phase IIa clinical trials and in the course of studies conducted by ophthalmologists in Mexico, Great Britain and Canada. Enrollment of patients in the continued clinical trial, which was completed in July 1997, was limited to the treatment of 40 subjects for the +1 diopter treatment group and 60 subjects for the +2 diopter treatment group. In August 1997, the Company received conditional approval from the FDA to expand the investigation to include an additional 100 patients using the same treatment algorithm. Such approval is conditional on the Company agreeing to continue the investigation at the same five sites previously approved and at three additional sites that were approved during treatment of the first 100 patients, as well as adding tests that the Company has already initiated to evaluate glare and contrast sensitivity.

     The FDA will grant a PMA with respect to a particular procedure performed with the LTK System only if and when it is satisfied that the use of the device for that procedure is a safe and effective treatment for the condition indicated. In granting a PMA, the FDA may restrict the types of patients who may be treated, thereby limiting the market acceptance of the LTK System. Even if FDA approval is obtained, a marketed product is subject to continual review. Later discovery of previously unknown problems or failure to comply with applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, in addition to possible criminal and/or civil proceedings. Modifications to a device that is the subject of an approved PMA, its labeling, or manufacturing process may require approval by the FDA of PMA supplements or new PMAs. Supplements to a PMA often require the submission of the same type of information required for an initial PMA, except the supplement is generally limited to information needed to support the proposed change from the product covered by the original PMA. There can be no assurance the LTK System will be shown to be safe and effective, or that it will be approved or cleared by the FDA or foreign regulatory bodies, for the intended uses for which it is being investigated. Modifications could also be required if the Company is unable to reach a satisfactory licensing arrangement with the University of Miami on a jointly developed component of the delivery system. See "-- Patent Concerns" below.

     Any products manufactured or distributed by the Company will be subject to pervasive and continuing regulation by the FDA. The FDC Act also requires the Company to manufacture its products in registered establishments, in accordance with the FDA's Good Manufacturing Practices ("GMP") regulations, and to list its devices with the FDA. Such manufacturing facilities are subject to periodic GMP inspections by the FDA. GMP regulations impose certain procedural and documentation requirements with respect to manufacturing and quality assurance activities. The FDA has proposed changes to the GMP regulations which will likely increase the cost of compliance with GMP requirements. Labeling and promotional activities are subject to scrutiny by the FDA and, and in certain instances, by the Federal Trade Commission.

     In addition, the introduction of the Company's products in foreign countries may require obtaining individual foreign regulatory clearances in numerous countries. Although the Company's products have been sold in approximately 15 foreign countries, sales of the LTK System require rigorous regulatory approvals before being sold in the United States and Japan. There can be no assurance that the Company will be able to obtain regulatory clearances for its products in the United States or foreign markets.

Uncertain Market Acceptance of the LTK System

     Although the Company has another ophthalmic laser product, the gLase 210, the Company has and intends to concentrate its efforts primarily on the development of the LTK System, a holmium laser corneal shaping product, for the correction of hyperopia (farsightedness) and will be dependent upon the successful development of that system to generate increased revenues. Use of the LTK System for LTK has not yet been introduced commercially in the United States, and there can be no assurance that if approved by the FDA, such system will be accepted by either the ophthalmic community or the general population as an alternative to existing methods of treating refractive vision disorders. Many ophthalmologists may have already invested significant time and resources in developing expertise in other corrective ophthalmic techniques. Acceptance of LTK may be affected adversely by its cost, concerns relating to its safety and efficacy, the general resistance to use of laser products on the eye, the effectiveness of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data and the possibility of unknown side effects. Promotional efforts by suppliers of products or procedures which are alternatives to the LTK System, including eyeglasses, contact lenses and laser and non-laser surgical procedures, may also adversely affect the market acceptance of LTK. The Company's failure to achieve broad market acceptance of LTK will have a material adverse effect on the Company's business, financial condition and results of operations.

Safety and Efficacy Concerns; Lack of Long-Term Follow-Up

     The Company has developed only limited clinical data to date on the safety and efficacy of the LTK System in correcting hyperopia (farsightedness), and related long-term safety and efficacy data. The FDA has not yet determined whether the LTK System will prove to be safe or effective for the predictable and reliable treatment of hyperopia (farsightedness) or other common vision problems. Potential complications and side effects from the use of the LTK System include mild foreign body sensation, temporary increased light sensitivity, modest fluctuations in refractive capabilities during healing, unintended over or under-corrections, regression of effect, and induced astigmatism. There can be no assurance that long-term safety and efficacy data when collected will be consistent with the clinical trial results previously obtained or will demonstrate that the LTK System can be used safely and successfully to treat hyperopia (farsightedness) in a broad segment of the population on a long-term basis.

Loss of Dental Revenues

     Prior to the sale of the dental assets in June 1997, the Company's revenues were substantially derived from the sale of its dental laser and air abrasive products. These sales represented 98% and 80% of the Company's revenues in 1996 and the first six months of 1997, respectively. By selling the dental assets, the Company has lost a significant source of continued revenue, although the dental assets had recently been making a negative contribution to the Company's financial results.

Limited Trading Market; Application of the Penny Stock Rules

     On July 8, 1995, the Common Stock was delisted from The Nasdaq Stock Market because the Company was unable to maintain the requisite standards for continued listing. Accordingly, trading of the Common Stock is now conducted on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the Common Stock.

     While the Company intends to eventually pursue being relisted on The Nasdaq Stock Market, the Company's securities are now subject to the Commission's "penny stock rules" that impose additional sales practice requirements on brokers-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with a spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. Consequently, the Company's delisting may affect the ability of broker-dealers to sell the Company's securities. There can be no assurance that the Company will be successful in being relisted on The Nasdaq Stock Market in the near future, if at all.

     The Commission has adopted regulations that define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations of the securities and, if the broker-dealer is the sole market-maker, the monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result of these regulations, an investor may find it difficult to dispose of Common Stock.

Competition

     The vision correction industry is subject to intense competition. The significant competitive factors in the industry include price, convenience, success relative to vision correction, acceptance of new technologies, patient satisfaction and government approval. Patients with hyperopia (farsightedness) can achieve vision correction with eyeglasses, contact lenses and possibly with other technologies and surgical techniques currently under development, such as corneal implants, lens replacement and surgery using different types of lasers. The success of any competing alternative to LTK for treating hyperopia (farsightedness) would have a material adverse effect on the Company's business, financial condition and results of operations. Most of the Company's competitors have substantially greater financial capabilities for product development and marketing than the Company, which may enable such competitors to market their products or procedures to the consumer and to the ophthalmic community in a more effective manner.

     The excimer laser is the dominant laser used for the treatment of refractive disorders, although it is not currently approved to treat hyperopia (farsightedness) in the United States or Japan, other than in limited clinical trials. In the United States, VISX, Inc. ("VISX") and Summit Technologies, Inc. ("Summit") are the leading manufacturers of excimer refractive surgical systems. While the Company believes the LTK process offers several distinct advantages over the use of excimer lasers for treating hyperopia (farsightedness), including ease of use and decreased invasiveness, both VISX and Summit have significantly greater financial resources than the Company and have received FDA approval for their respective excimer laser products for treating myopia (nearsightedness). In addition, certain of the Company's competitors, including Summit, have developed LTK devices for the treatment of hyperopia (farsightedness). The Company believes its LTK System is superior to those of its competitors and that Summit's holmium laser system may violate certain of the Company's patents. None of the Company's competitors is currently engaged in United States clinical trials to approve their LTK devices for treating hyperopia (farsightedness). Although neither the VISX and Summit excimer laser products nor the Summit LTK devices are currently approved for treating hyperopia (farsightedness) in the United States and Summit discontinued its clinical trials for treating hyperopia (farsightedness) with its holmium laser system in 1996, any alternative treatment offered by VISX or Summit will have a competitive advantage because of the name recognition being created by the current promotion of excimer laser product for correcting myopia (nearsightedness) using lasers and the fact that VISX and Summit have been able to establish a base of customers that are currently using their products. See "Business -- Vision Correction Market."

Patent Concerns

     Although the Company believes it holds all of the United States process patents for the use of holmium lasers in cornea shaping, foreign process patents and United States and foreign apparatus patents relating to shaping the cornea with holmium lasers have been issued to others. An apparatus patent, generally, is a patent on a machine or device. A process patent is a patent on a method of treating material to produce a particular result or product, or on a new use of an apparatus, a product or composition. The Company believes it is not infringing on any patents held by others, however, if patents held by others were adjudged valid and interpreted broadly in an adversarial proceeding, they could be deemed to cover one or more aspects of the Company's holmium laser corneal shaping systems or use of such systems to perform LTK or other procedures. There can be no assurance that the Company will not be subject to one or more claims for patent infringement, that the Company would prevail in any such action or that its patents will afford protection against competitors with similar technology.

     In the event the LTK System is adjudged to infringe a patent in a particular market, the Company and its customers may be enjoined from making, selling, and using such system in such market or be required to obtain a royalty-bearing license, if available, on acceptable terms. Alternatively, in the event a license is not offered or available, the Company might be required to redesign those aspects of the LTK System held to infringe so as to avoid infringement. Any redesign could delay reintroduction of the Company's products into certain markets, or may be so significant as to be impractical. If redesign efforts were impractical, the Company could be prevented from manufacturing and selling the infringing products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the Company has attempted to negotiate with the University of Miami to reach agreement regarding the non-exclusive use of a component of the delivery system used in the LTK System which was jointly developed by the Company and the University. The Company believes that it will be able to make reasonable arrangements with the University. If, however, the Company is unable to conclude negotiations with the University successfully, the University may seek to prohibit the manufacture, sale and use of the delivery system presently configured in the LTK System. If the Company is forced to redesign the LTK System, such redesign efforts could be time consuming, expensive and prolong FDA review.


                         SELECTED FINANCIAL INFORMATION

     The statement of operations data set forth below with respect to the fiscal years ended December 31, 1994, 1995 and 1996 and the balance sheet data at December 31, 1995 and 1996 are derived from, and are qualified by reference to the Company's audited financial statements included elsewhere in this Prospectus and should be read in conjunction with those financial statements and the notes thereto. The statement of operations data for the years ended December 31, 1992 and 1993 and the balance sheet data at December 31, 1992, 1993 and 1994 are derived from audited financial statements not included in this Prospectus. The statement of operations data for the six months ended June 30, 1996 and 1997 and the balance sheet data at June 30, 1997 are derived from unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of results to be expected for the full fiscal year.

     The Company's independent auditors have included an explanatory paragraph in their report covering the Company's financial statements for the year ended December 31, 1996, which paragraph emphasizes substantial doubt as to the Company's ability to continue as a going concern, based primarily on the recurring operating losses that have been incurred by the Company. Failure to return to profitable operations or to obtain other financing could result in a reorganization or complete liquidation of the Company.

                                           SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                              Six Months Ended
                                                          Fiscal Year Ended December 31,                           June 30,
                                         1992          1993          1994          1995          1996         1996          1997
                                       --------------------------------------------------------------------------------------------
HISTORICAL STATEMENT
OF OPERATIONS DATA:

Net revenues .....................     $  8,550      $ 11,860      $  7,578      $  5,294      $  5,654      $  2,560      $  2,463

Gross profit .....................        3,604         5,009         1,340         1,637         1,638           522           504
Purchase of in-process
  technology .....................        8,466          --            --            --            --            --            --
Income (loss) from
  operations .....................      (13,337)       (6,452)       (6,917)       (4,187)       (6,020)       (3,025)       (3,380)
Income tax expense
  (benefit) ......................       (1,612)          232          --            --            --            --            --
Net income (loss) ................      (11,640)       (6,624)       (6,910)       (4,130)       (5,968)       (2,992)       (2,551)
Net income (loss)
  per share (1) ..................        (1.44)        (0.74)        (0.68)        (0.28)        (0.23)        (0.12)        (0.09)
Weighted average shares
  outstanding (1) ................        8,111         8,955        10,129        14,935        26,414        25,355        27,879

                                                                                                                             June
                                                                           December 31,                                       30,
                                             1992            1993            1994            1995            1996            1997
                                            ---------------------------------------------------------------------------------------
HISTORICAL BALANCE
SHEET DATA:

Working capital ...................         $ 7,877         $ 1,965         $ 1,101         $ 4,541         $ 1,073         $ 3,532
Total assets ......................          10,339           5,511           3,822           6,689           3,741           5,616
Redeemable convertible
  notes ...........................            --              --              --              --              --             3,658
Other long-term debt ..............              79              18            --              --              --              --
Stockholders' equity
  (deficit) .......................           9,038           2,708           1,357           4,745           1,272             (64)

- ---------------------------------
(1)  See Note 1 of Notes to Consolidated Financial Statements.

                                    BUSINESS

     The Company develops, manufactures and markets laser and other systems for applications in ophthalmology.

Ophthalmic Products

     Corneal Shaping System (the LTK System)

     In April 1992, Sunrise acquired Laser Biotech, Inc., a California corporation ("Laser Biotech"), through a merger of a wholly-owned subsidiary of Sunrise with Laser Biotech (the "Merger"). Laser Biotech was founded in 1986 by Bruce J. Sand, M.D., FACS, to research and develop a precision laser instrument for eye surgery. In connection with the Merger, the Company also acquired certain patent and patent applications held by Dr. Sand covering the LTK technique for reshaping the cornea using a holmium laser. The LTK technique alters the shape of the cornea to correct refractive disorders such as hyperopia (farsightedness) and presbyopia (age-related loss of near focusing ability) without removing corneal tissue. The procedure employs a laser to selectively shrink the collagen in the cornea, changing the curvature of the cornea and thereby changing the refractive power of the eye. By comparison, excimer laser systems for corneal reshaping developed by Summit and VISX remove parts of the cornea to achieve changes in refraction. Laser Biotech conducted pre-clinical studies to gain preliminary information on the efficacy and safety of the product, which resulted in positive indications that the LTK System could be applied successfully and safely to correct refractive errors.

     In May 1992, the Company acquired substantially all of the in-process technology of Emmetropix Corporation, a Texas corporation ("Emmetropix"), including an assignment of certain patent applications and related technology from an Emmetropix shareholder which the Company believes will be useful in developing the LTK System.

     The LTK System incorporates a holmium laser source built into a standard slit-lamp to perform the LTK procedure. A slit-lamp is a binocular microscope used regularly by ophthalmologists to examine an eye binocularly under high magnification. The LTK System, which allows for easy alignment on a patient's eye, delivers eight simultaneous laser beams disposed in a circle of varying diameters for two seconds or less exposure to complete the treatment. The LTK procedure typically is performed on the area of the eye that is outside the central visual zone, leaving the central cornea untouched.

     The Company received an IDE from the FDA to begin Phase I clinical trials of the LTK System on human subjects in the first quarter of 1992. Phase I trials commenced in June 1992 using a prototype LTK System designed and developed by the Company. The Company completed Phase I of the clinical work for the LTK System and filed its results with the FDA in June 1993. In September 1993, the Company received clearance to begin Phase IIa clinical trials for the treatment of hyperopia (farsightedness). The trials were conducted at Doheny Eye Institute at USC and Baylor University and completed in November 1994. In February 1995, the Company filed its request with the FDA to commence Phase IIb clinical trials. In March 1995, the FDA cited various deficiencies in the Company's February letter and requested additional information which the Company submitted in December 1995. In January 1996, the FDA responded to the Company's submittal by requesting current follow-up data on all Phase IIa patients. In March 1996, the Company provided the current follow-up data on all Phase IIa patients. On September 5, 1996, the FDA authorized the Company to treat an additional 100 subjects at five United States locations in a continuation of Phase IIa clinical trials using a treatment algorithm developed by the Company in the course of the initial Phase IIa clinical trials and in the course of studies conducted by ophthalmologists in Mexico, Great Britain and Canada. Enrollment of patients in the continued clinical trial, which was completed in July 1997, was limited to the treatment of 40 subjects for the +1 diopter treatment group and 60 subjects for the +2 diopter treatment group. The LTK System has been found to be most effective for the treatment of patients in these groups, which covers the majority of those requiring treatment for hyperopia (farsightedness). In August 1997, the Company received conditional approval from the FDA to expand the investigation to include an additional 100 patients using the same treatment algorithm. Such approval is conditioned on the Company agreeing to continue the investigation at the same five sites previously approved and at three additional sites that were approved during treatment of the first 100 patients, as well as adding tests and forms of analyses that the Company has already initiated to evaluate glare and contrast sensitivity.

     Clinical trials of the LTK System were initiated outside the United States in early 1993 and are ongoing. The Company has obtained FDA export clearance to market the LTK System in most European countries, Turkey, Saudi Arabia, Canada, Mexico, Brazil, China, Korea, Hong Kong, the Bahamas, and other countries, although such sales are subject to the individual regulatory authority of each country. Following regulatory approvals, the Company commenced marketing the LTK System overseas in December 1993, primarily in Europe, for the treatment of hyperopia (farsightedness). To date, international sales of the LTK System have been limited, as the Company has elected to focus its limited financial resources on completion of United States clinical trials rather than on the high start-up costs associated with such international sales.

     There can be no assurance that the FDA will approve the results of continued clinical trials, that the PMA will be approved or that the Company will successfully develop or market the LTK System.

     Ophthalmic Laser System for Glaucoma

     In 1990, the Company developed the gLase 210 ophthalmic system (the "gLase 210 System"), a holmium laser system designed to perform a filtering procedure for the treatment of glaucoma. Conventional filtering procedures, whereby a permanent drainage duct is created to relieve the pressure in the eye, is a difficult surgical procedure and is currently being performed only by a limited number of glaucoma specialists. The gLase 210 System emits radiation at a wavelength that is highly absorbed by water and, therefore, by all tissues in the body because water is the main constituent of all body tissues. The goal of a filtering procedure is to relieve the pressure inside the eye by making a small hole in the sclera, the strong wall of the eye. The pulsed nature of the holmium laser, combined with the wavelength, provide an effective and efficient way of creating a hole in the sclera with minimal disturbance to surrounding tissues. The laser beam is brought to the target inside the eye with a 200 micron fiber built into a special probe that emits the laser beam at a right angle to the fiber axis.

     The design characteristics and the unique delivery device of the gLase 210 System enables the ophthalmologist to perform this procedure on an outpatient basis, thus sometimes avoiding the use of an operating room and hospitalization sometimes required with traditional filtering surgery. Foreign sales of the gLase 210 System commenced on a limited basis during the second quarter of 1990. Domestic sales commenced in December 1990 when the Company received FDA clearance to begin commercial sale of the product line in the United States for the filtering procedure. The gLase 210 System is currently marketed directly and through dealers, distributors and manufacturer's representatives in the United States and through distributors internationally. Sales of the gLase 210 System have been limited, as the product has not proven to be superior to other glaucoma treatments, and never represented more than 11% of the Company's revenues in any year.

Sale of the Dental Business

     The Company began as a developer and manufacturer of dental laser systems. On June 26, 1997, the Company completed the sale of substantially all of its assets associated with its dental laser, air abrasion and composite curing systems to Lares in exchange for $4,000,000 in cash and a promissory note in the amount of $1,500,000, with two installments due in three and four years, respectively. The net proceeds of this sale are being used to conduct the clinical trials for the Company's ophthalmic products, including the LTK System. Prior to the sale, a substantial portion of the Company's revenues (98% in 1996 and 80% in the first six months of 1997) were derived from domestic and international sales of the Company's dental products. However, operation of the dental business had caused the Company to incur substantial losses in each of the last five years of operations and were forecast to continue to show losses, as a result of the steady decline in demand and market saturation for such products.

The Vision Correction Market

     Products and procedures that correct vision impairment resulting from refractive errors of the eye constitute one of the largest medical markets worldwide. In the United States, approximately 150 million people use eyewear (glasses or contact lenses) to correct refractive errors. In 1994, United States consumers spent approximately $14 billion for such purchases. Outside the United States, at least 300 million additional people use eyewear to correct refractive errors. The vision correction industry is subject to intense competition. The significant competitive factors in the industry include price, convenience, success relative to vision correction, acceptance of new technologies, patient satisfaction and government approval.

     Many eyewear users with myopia (nearsightedness) have sought refractive surgery procedures, such as radial keratotomy and photo refractive keratectomy ("PRK"), as an alternative to eyewear. PRK has been used in an estimated 1,000,000 procedures worldwide, with over 150,000 of such procedures performed in the United States. In PRK, an excimer laser is used to remove, irreversibly, tissue within the optical zone to reshape the cornea. The excimer laser is the dominant laser used for the treatment of refractive disorders, although it is not currently approved to treat hyperopia (farsightedness) in the United States or Japan, other than in limited clinical trials. In the United States, VISX and Summit are the leading manufacturers of excimer refractive surgical systems. Both VISX and Summit have received FDA approval for their respective excimer laser products for treating myopia (nearsightedness).

     In addition to the use of eyeglasses and contact lenses, patients with hyperopia (farsightedness) may be able to achieve vision correction with other technologies and surgical techniques currently under development, such as corneal implants, lens replacement and surgery using different types of lasers. The Company believes the LTK process offers several distinct advantages over the use of excimer lasers for treating hyperopia (farsightedness), including ease of use and decreased invasiveness. In contrast to radial keratotomy and PRK procedures, there is no surgical trauma or major inconvenience with the LTK process. Certain of the Company's competitors, including Summit, have developed LTK devices for the treatment of hyperopia (farsightedness). These companies produce a contact-mode holmium laser system equipped with a hand-held probe that delivers laser energy to a single spot on the cornea during each application. The physician must move the probe sequentially from spot to spot in order to produce treatment patterns. Since laser energy is not delivered simultaneously and in a non-contact fashion to form a ring of spots as it is with the LTK System developed by the Company, the cornea is changed less consistently during treatment, which may lead to irregular induced astigmatism. Management of the Company believes that the contact-mode treatment of its competitors' devices will not be embraced by physicians. Further, based on discussions with its patent counsel, the Company believes that Summit's holmium laser system may violate certain of the Company's patents. None of the Company's competitors is currently engaged in United States clinical trials to approve their holmium laser devices for the treatment of hyperopia (farsightedness).

     Although neither the VISX and Summit excimer laser products nor the Summit LTK devices are currently approved for treating hyperopia (farsightedness) in the United States and Summit discontinued its clinical trials for treating hyperopia (farsightedness) with its holmium laser system in 1996, any alternative treatment offered by VISX or Summit will have a competitive advantage because of the name recognition being created by the current promotion of excimer laser products in PRK procedures and the fact that VISX and Summit have been able to establish a base of customers that are currently using their products. In addition, most of the Company's competitors, including VISX and Summit, have substantially greater financial capabilities for product development and marketing than the Company, which may enable such competitors to market their products or procedures to the consumer and to the ophthalmic community in a more effective manner. The success of any competing alternative to LTK for treating hyperopia (farsightedness) would have a material adverse effect on the Company's business, financial condition and results of operations.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

For the Year Ended December 31, 1996

     Overview

     The Company has incurred substantial losses in the past five years which have seriously depleted its working capital. Sales of its existing dental products at current levels were not expected to be sufficient to sustain both the existing business and the continued development and regulatory licensing of additional products including the LTK System. Historically, the Company has been able to raise additional working capital for all aspects of its business through the private placement of its common stock. These private placements raised approximately $15,546,000 in gross proceeds (approximately $15,296,000 in net proceeds) between 1994 and 1996 in new equity for the Company. Pursuant to the 1997 Notes Placement, consisting of two-year convertible notes and warrants, the Company raised approximately $3,743,000 in net proceeds.

     On March 12, 1997 the Company announced that it had entered into an agreement for the sale of the dental assets to Lares, a privately held company located in Chico, California. See "-- For the Six Months Ended June 30, 1997" below.

     Since its inception, the Company has generated revenues from the manufacture and sale of laser systems for applications in the dental and medical fields. In 1994, the Company introduced an air abrasive cavity preparation system for the dental market. After an initial period of commercial success, laser product sales decreased steadily from a high of approximately $20,000,000 in 1991 to approximately $2,000,000 in 1996. During 1996, the FDA Dental Advisory Panel voted to reject the Company's application for the utilization of its dental laser products for hard tissue application, which further limited the potential market for these products. The Company did not anticipate significant increases in revenues from existing laser products in 1997.

     In 1992, the Company acquired patented technology covering the use of a holmium laser to reshape the cornea, which the Company believes will be useful in the treatment of hyperopia (farsightedness), presbyopia (age-related near focusing ability) and surgical overcorrection from PRK. The Company filed its IDE with the FDA in 1992 and commenced Phase I clinical trials in that year. The FDA approval process is expected to continue through at least 1999 with the cost of clinical studies increasing as the number of sites and patients increases during the period. Although the Company has had limited sales of its LTK System outside the United States, significant revenues cannot be expected unless and until FDA approval is obtained to market the system in the United States.

     The following table sets forth certain operations data as a percentage of net revenue for the periods indicated.


                                                     Year Ended December 31,
                                                    1996       1995       1994
                                                    ----       ----       ----

Net revenues ..................................      100%       100%       100%

Cost of revenues ..............................       71         69         82
                                                    ----       ----       ----

Gross profits .................................       29         31         18
                                                    ----       ----       ----

Other costs and expenses:

         Engineering and development ..........       23         23         20

         Sales, marketing and regulatory ......       64         43         50

         General and administration ...........       48         44         39
                                                    ----       ----       ----

Total other costs and expenses ................      135        110        109
                                                    ----       ----       ----

Loss from operations ..........................     (106)       (79)       (91)

Interest income, net of expense ...............        1          1       --
                                                    ----       ----       ----

Loss before taxes on income ...................     (105)       (78)       (91)

Income tax expense (benefit) ..................     --         --         --
                                                    ----       ----       ----



Net Loss ......................................     (105%)      (78%)      (91%)
                                                    ====       ====       ====


     Revenues

     The Company's revenues have historically been comprised primarily of sales related to its dental products (98% in 1996, 76% in 1995 and 79% in 1994). Revenues fell from $7,578,000 in 1994 to $5,294,000 in 1995, a decrease of approximately 30%. The decrease is attributable to reduced demand for the Company's dental laser products, which was partially offset by sales of the Company's dental air abrasive products, first shipped in mid-1994. The Company had achieved significant sales of dental laser products in Germany in 1994. These sales levels in Germany were not achieved in later periods. During 1995, the Company terminated its relationship with its exclusive distributor in Germany. Sales of the Company's ophthalmic products, primarily non-United States sales of the LTK System, were also lower in 1995 than 1994. Non-dental sales represented 21% of revenue in 1994, 24% in 1995 and 2% in 1996.

     Revenues  increased  from  $5,294,000  in 1995 to  $5,654,000  in 1996,  an increase  of  approximately  7%.  Sales of  dental  laser  systems  during  1996 increased slightly from prior levels. Sales of ophthalmic products were insignificant in 1996 as the Company concentrated its limited resources on its FDA clinical studies rather than overseas marketing. Significant increases in sales of the Company's air abrasive products during 1996 more than offset the decrease in sales of its ophthalmic products. The introduction of the MicroPrep Associate in the first quarter of 1996 provided the impetus for the increase in sales of the air abrasive product line.

     Gross Profits

     Gross profit margins were 18%, 31% and 29% in 1994, 1995 and 1996, respectively. The 1995 improvement in gross profit, when compared to 1994, is attributed to introduction of the cost-reduced MicroPrep Director, increased pricing though direct distribution and improved manufacturing efficiencies.

     Gross profit margins decreased in 1996 to 29% primarily as a result of increased sales of dental products through distributors and the decrease in sales of the LTK System which carries a higher gross margin than dental products.

     Engineering and Development

     Engineering and development expenses were $1,561,000, $1,218,000 and $1,326,000 for the years ended 1994, 1995 and 1996, respectively. Engineering and development expenses decreased by $343,000 in 1995, due primarily to completion of development of the MicroPrep product.

     Engineering and development increased by $108,000 in 1996 compared to 1995 due primarily to development costs associated with the CureStar curing system, a dental product introduced in the first quarter of 1997.

     Sales, Marketing and Regulatory

     Sales, marketing and regulatory expenses were $3,763,000, $2,277,000 and $3,632,000 for the years ended 1994, 1995 and 1996, respectively.

     The Company currently markets its ophthalmic lasers and marketed its dental products through a small direct sales organization working with dealers, distributors and manufacturer's representatives in the United States. Distribution for all products internationally is handled through distributors. The Company had 13 direct sales employees at the end of 1995, and three at the end of 1996.

     Sales, marketing and regulatory expenses decreased to $2,277,000 in 1995, approximately a 39% reduction from the 1994 level. This reduction is principally due to the lower international sales and marketing costs, including commissions, as a result of decreased revenues in Germany.

     Sales, marketing and regulatory expenses increased in 1996 over 1995 by 60% due primarily to incremental costs associated with the development of a direct sales force late in 1995, the launch of the MicroPrep Associate in the first quarter of 1996 and costs associated with the expansion of the Phase IIa FDA ophthalmic clinical studies and FDA review of the Company's PMA submitted for use of its dental lasers for hard tissue applications.

     General and Administrative

     General  and  administrative  expenses  were  $2,933,000,   $2,329,000  and
$2,700,000 for the years ended 1994, 1995 and 1996, respectively.

     The Company's general and administrative expenses consist primarily of product liability and officer and director liability insurance premiums; accounting, legal and other fees related to financial transactions, patent and general corporate matters, and litigation as well as provisions for the Company's allowance for bad debts. General and administrative expenses decreased to $2,329,000 in 1995, approximately a 21% reduction from the 1994 level, due primarily to reduction in legal and accounting fees associated with litigation.

     General and administrative expenses in 1996 increased 16% compared to 1995 primarily as a result of costs associated with the proposed acquisition of EyeSys Technologies, which acquisition was never consummated, and the development of a new management team for the ophthalmic business.

     Income taxes

     At December 31, 1996 and 1995, all deferred tax assets computed in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", have been fully offset by a valuation allowance.

     As of December 31, 1996, the Company had federal net operating loss carry-forwards of approximately $24,600,000. The ownership provisions of the Internal Revenue Code of 1986 would limit the utilization of the carry-forwards should there be a substantial change in the Company's ownership.

     Net loss

     The Company reported losses of $6,910,000, $4,130,000 and $5,968,000 in 1994, 1995 and 1996, respectively.

     The net loss in 1994 was due principally to a severe drop in laser sales in both the domestic and international marketplace and a decrease in foreign sales of dental lasers. Somewhat offsetting these reductions were the initial sales of the MicroPrep and across-the-board reductions in operating expenses.

     The net loss in 1995 was due principally to the continued low level of sales, excess manufacturing capacity and the Company's need to maintain the basic sales, marketing, regulatory and corporate infrastructure. Although across-the-board operating expense reductions totaled $2,433,000 in 1995 when compared to 1994, the reductions did not offset the low level of sales volume.

     The net loss in 1996 was due primarily to increased selling, marketing and product development costs required to grow the business. A new sales, marketing and regulatory team was hired to focus on sales of the LTK System outside the United States and FDA clinical trials were expanded, along with expansion of clinical research, to further advance the technology.

     Liquidity and Capital Resources

     As of December 31, 1996 the Company had $647,000 in cash and cash equivalents. The Company's operating activities used $5,297,000 in cash during 1996. This was funded from the reduction of cash and $2,495,000 net proceeds received from a common stock private placement in August 1996.

     Working capital amounted to $4,541,000 at December 31, 1995 and decreased to $1,073,000 at December 31, 1996. The overall reduction in working capital is consistent with the current year loss and fund raising activity.

     The Company's current operations continue to be cash flow negative, further straining the Company's working capital resources. The level of product sales was not sufficient to provide enough cash to pursue the Company's dental business and support ongoing development and regulatory approval of the LTK System. Management's plans included selling the Company's dental assets and the field of use rights related to its dental business. Subsequent to the sale, which occurred on June 26, 1997, the Company is now focussing on further developing and seeking regulatory approval of its ophthalmic related products. Although dental related sales represented the majority of historical sales (98% in 1996, 76% in 1995 and 79% in 1994), the dental business had recently become unprofitable and was contributing negatively to the Company's cash flow. Management's strategic plan is to use the proceeds from the sale of the dental assets and the 1997 Notes Placement to further develop the ophthalmic products, specifically the LTK System. There can be no assurance that the LTK System will receive regulatory approval and that the Company will be successful in developing, manufacturing and making the LTK System or other ophthalmic related products. In February and March 1997, the Company completed private placements of 5% convertible notes due 1999 (convertible into common stock) and warrants to purchase common stock, for aggregate net proceeds of approximately $3,743,000. See "-- For the Six Months Ended June 30, 1997" below.

     See "Risk Factors -- History of Losses; Profitability Uncertain; Cash Flow Deficit," "-- Continuing Losses Expected" and "-- Going Concern Report."

For the Six Months Ended June 30, 1997

     Financial Condition

     As of June 30, 1997, the Company had $4,129,000 in cash and cash equivalents. The Company's operating activities used $4,040,000 in the six months ended June 30, 1997 and used $5,297,000 in cash during fiscal 1996. A substantial portion of the 1996 and 1997 losses was funded by a series of private placements of the Company's common stock in 1996, for aggregate net proceeds of approximately $2,495,000 (collectively, the "1996 Stock Placements"), and the 1997 Notes Placement, for aggregate net proceeds of approximately $3,743,000.

     The Company's current operations continue to be cash flow negative, limiting the Company's working capital resources. Working capital at June 30, 1997, including the net proceeds from the sale of the Dental Assets
(approximately $3,589,000), amounted to approximately $3,532,000. At December 31, 1996, working capital amounted to approximately $1,073,000. The Company's ability to continue as a going concern is dependent upon performing profitably or obtaining further financing. Management believes existing working capital will provide sufficient funds for the Company's planned operations in 1997.

     The Company's independent auditors have included an explanatory paragraph in their report covering the Company's financial statements for the year ended December 31, 1996, which paragraph emphasizes substantial doubt as to the Company's ability to continue as a going concern, based primarily on the recurring operating losses that have been incurred by the Company. Failure to return to profitable operations or to obtain other financing could result in a reorganization or complete liquidation of the Company.

     Results of Operations

     Revenues of $1,454,000 and $2,463,000 for the three and six month periods ended June 30, 1997 represent a 40% increase and 4% decrease, respectively, from revenues of $1,039,000 and $2,560,000 for the same periods in 1996. These results are due to higher sales of ophthalmic products in 1997 offset by a decline in demand for the Company's dental laser products. For the three and six month periods ended June 30, 1997 sales of dental laser and air abrasive products accounted for 76% and 80%, respectively, of total revenue.

     Gross profits as a percentage of revenue increased to 31% for the three month period ended June 30, 1997 from approximately 14% for the same period in 1996. This increase is due primarily to an increase in the proportion of sales of ophthalmic products, at higher gross margins, and to favorable pricing on dental laser products. Gross profits as a percentage of revenue were 20% for the six month period ended June 30, 1997, essentially unchanged from the same period in 1996.

     Engineering and development expenses totaled $262,000 and $535,000 for the three and six month periods ended June 30, 1997 compared to $283,000 and $625,000 for the same periods of 1996. Such expenses were higher in 1996 due primarily to one-time costs, including consulting costs, associated with the CureStar composite curing system, a dental product introduced in the first quarter of 1997.

     Sales, marketing and regulatory costs were $784,000 and $1,443,000 for the three and six month periods, respectively, ended June 30, 1997 compared to $769,000 and $1,716,000 for the same periods of 1996. The increase for the three month period is due primarily to increased marketing and regulatory spending for the ophthalmic products offset by reduced marketing for dental products. The decrease for the six month period is due primarily to higher costs in the first quarter of 1996 incurred in connection with the launch of the Associate(R), a dental, air-abrasive product.

     General and administrative expenses were $1,200,000 and $1,906,000 for the three and six month periods, respectively, of 1997 compared to $640,000 and $1,206,000 for the same periods of 1996, primarily as a result of changes in the Company's management team including charges related to the separation and release of certain executive officers and directors.

     Gain on sale of dental assets for the periods ended June 30, 1997 of $1,740,000 results from $4,000,000 cash proceeds from the sale less cost of assets sold and the ADT transfer fee, transaction fees and other costs of approximately $762,000. The Company intends to recognize gain on the remaining $1,500,000 of the purchase price evidenced by Lares' promissory note (the "Lares Note") as cash is collected on the Lares Note, less additional transfer fees payable to ADT when the first installment of the Lares Note is received by the Company.

     Interest expense for the three and six month periods ended June 30, 1997 of $131,000 and $943,000, respectively, represents primarily non-cash deemed interest associated with the issuance of the Notes.

     Net loss for the three and six month periods ended June 30, 1997 of $163,000 and $2,551,000, respectively, is due primarily to the decreased demand for the Company's dental products and non-cash interest expense of $943,000 associated with the 1997 Notes Placement, offset by the gain on the sale of the dental assets in June.

     On June 26, 1997, the Company completed the sale of the dental assets. Since this transaction occurred at the end of the quarter, there was no material impact on revenues or loss from operations resulting from the sale of the dental assets. The gain of $1,740,000, as described above, resulted in a decrease in loss per share of $.06 for the three month period ended June 30, 1997.


                         PRO FORMA FINANCIAL STATEMENTS

Unaudited Comparative Per Share Data

     The following table sets forth: (1) the historical net loss per share and the historical book value per share of the Common Stock; and (2) the unaudited pro forma net loss per share and the unaudited pro forma book value per share after giving effect to the sale of the dental assets on a retroactive basis excluding the gain (if any) from the sale for pro forma net loss per share and recognizing the initial cash payment of $4,000,000 for the pro forma book value per share. The information presented in the table should be read in conjunction with the unaudited pro forma condensed financial statements, the Company's historical consolidated financial statements and unaudited interim consolidated financial statements and the notes thereto appearing elsewhere herein or incorporated by reference. No cash dividends have been declared by the Company.

                                                      Historical    Pro Forma
Net Loss Per Share
          Fiscal year ended December 31, 1996         $   0.23    $   0.17
          Six months ended June 30, 1997                  0.09        0.09

Book Value Per Share At
          December 31, 1996                               0.05        N/A
          June 30, 1997                                  (0.00)      (0.00)


         1. The Company's historical net loss per share represents amounts for the year ended December 31, 1996 and six months ended June 30, 1997.

         2. The Company's historical book value per share is calculated by dividing stockholders' equity by the number of shares of Common Stock outstanding at the end of the period (27,868,613 shares at December 31, 1996; 27,886,247 shares at June 30, 1997). Pro forma book value per share is computed by dividing pro forma stockholders' equity by the number of shares of Common Stock outstanding at the end of the period.

         3. The unaudited pro forma net loss per share is based on the weighted average number of shares of Common Stock outstanding during the period (26,414,218 shares for the year ended December 31, 1996; 27,879,000 shares for the six months ended June 30, 1997).

         4. The unaudited pro forma book value per share is based on an estimated ADT Transfer Fee of $275,000. In no event does the Company expect the ADT Transfer Fee to exceed $358,000. If the ADT Transfer Fee were $358,000, the unaudited pro forma book value per share would be $0.10 at December 31, 1996 and ($0.01) at June 30, 1997.

Unaudited Pro Forma Condensed Financial Statements

     The following unaudited pro forma condensed financial statements represent the transaction in which the Company sold the assets associated with its dental laser, air abrasive and composite curing systems, substantially under the terms of an asset purchase agreement dated March 25, 1997 (the "Asset Purchase Agreement"), to Lares, an unaffiliated corporation. The sale was consummated on June 26, 1997.

     The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the sale had been consummated as presented in the accompanying unaudited pro forma condensed financial information nor is it necessarily indicative of future operating results or financial position.

     The unaudited pro forma condensed financial information should be read in conjunction with the accompanying note and the historical financial statements, including the notes thereto, of the Company.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.
              UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                          Year Ended December 31, 1996

                      (In thousands, except per share data)


                                                Sunrise     Less
                                             Technologies  Sunrise      Sunrise
                                             International, Dental    Ophthalmic
                                                  Inc.     Business    Business
                                               --------    --------    --------
                                                  (a)        (b)          (c)
Net revenues                                   $  5,654    $  5,514    $    140
Cost of revenues                                  4,016       3,900         116
                                               --------    --------    --------
Gross profit                                      1,638       1,614          24

Other costs and expenses:
       Engineering and development                1,326         470         856
       Sales, marketing and regulatory            3,632       2,765         867
       General and administrative                 2,700        --         2,700
                                               --------    --------    --------
Total other costs and expenses                    7,658       3,235       4,423
                                               --------    --------    --------

Net loss from operations                         (6,020)     (1,621)     (4,399)
Net interest income                                  52          31          21
                                               --------    --------    --------
Net loss                                       $ (5,968)   $ (1,590)   $ (4,378)
                                               ========    ========    ========

Net loss per share                             $  (0.23)               $  (0.17)
                                               ========                ========

Shares used in calculation of net loss per
share                                            26,414                  26,414
                                               ========                ========


(a) Represents historical Sunrise financial statements, including dental assets to be sold.
(b) Represents historical Sunrise dental assets to be sold, exclusive of any gain realized on the sale.
(c) Represents historical Sunrise, net of dental assets to be sold, exclusive of any gain realized on the sale.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.
              UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                         Six Months Ended June 30, 1997
                      (In thousands, except per share data)


                                              Sunrise
                                           Technologies    Less
                                           International, Sunrise
                                                Inc.,      Dental
                                             including    Business
                                           gain on sale     and        Sunrise
                                            of dental     related    Ophthalmic
                                              assets        gain      Business
                                             --------     --------    --------
                                               (a)          (b)          (c)
Net revenues                                 $  2,463     $  1,968    $    495
Cost of revenues                                1,959        1,738         221
                                             --------     --------    --------
Gross profit                                      504          230         274

Other costs and expenses:
      Engineering and development                 535          220         315
      Sales, marketing and regulatory           1,443          746         697
      General and administrative                1,906        1,018         888
                                             --------     --------    --------
Total other costs and expenses                  3,884        1,985       1,899
                                             --------     --------    --------
Net loss from operations                       (3,380)      (1,755)     (1,625)
Gain on sale of dental assets                   1,740        1,740        --
Net interest income                                32           10          22
Net interest expense, including
non-cash interest expense associated
with the issuance of redeemable, convertible
notes                                            (943)          (3)       (940)
                                             --------     --------    --------
Net loss                                     $ (2,551)    $     (8)   $ (2,543)
                                             ========     ========    ========

Net loss per share                           $  (0.09)               $  (0.09)
                                             ========                ========

Shares used in calculation of net loss per
share                                          27,879                  27,879
                                             ========                ========


(a) Represents historical Sunrise financial statements, including dental business sold.
(b) Represents historical Sunrise dental business sold, including gain related to the sale.
(c) Represents historical Sunrise, net of dental business sold, exclusive of gain realized on the sale.

           NOTE TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

         Year Ended December 31, 1996 and Six Months Ended June 30, 1997


     The pro forma condensed financial statements give effect to the following pro forma adjustments:

     On June 26, 1997, Sunrise Technologies International, Inc. (the "Company") sold the assets associated with its dental laser, air abrasive and composite curing systems (the "Dental Assets"), substantially under the terms of the Asset Purchase Agreement dated March 25, 1997, to Lares Research ("Lares"), an unaffiliated corporation.

     Under the terms of the Asset Purchase Agreement, the Company transferred to Lares all of the Dental Assets except for cash and accounts receivable. All liabilities of the dental operations were retained by the Company except for certain obligations relating to royalties and a supply contract. At closing, Lares paid the Company $4,000,000 in cash and delivered a promissory note in the principal amount of $1,500,000 (the "Lares Note"), which bears interest at 8%. Under the Lares Note, $1,000,000 is payable on the third anniversary of the closing, and $500,000 is payable on the fourth anniversary of the closing. The Lares Note is subordinate in right of payment to Lares' obligations to its bank (the "Bank"). Lares has agreed that so long as the Lares Note is outstanding its aggregate obligations to the Bank will not exceed $4,750,000. Although the Company anticipates collecting interest and principal on the Lares Note, due to subordination of the Lares Note to Lares' Bank, collection is not reasonably assured and the Company intends to recognize proceeds from the sale and interest on the Lares Note as cash is received.

     After completing the sale of the Dental Assets the Company paid to ADT a transfer fee of $275,000. In addition, on collection of the Lares Note principal the Company will pay to ADT an additional transfer fee of ten percent of cash collected on the $1,000,000 first installment of the Lares Note. This liability has not been recognized in the unaudited pro forma condensed financial statements given that collection of the first installment of the Lares Note is not reasonably assured.

     The Company's revenues were substantially derived from the sale of its dental laser and air abrasive products. These sales represented 98% and 80% of the Company's revenues in 1996 and the first six months of 1997, respectively. Four million dollars of the purchase price, paid in cash, is being used by the Company to fund its ophthalmic activities; however, by selling the Dental Assets, the Company loses a significant source of continued revenue.

     The unaudited pro forma condensed balance sheet column "Sunrise Net of Dental Assets to be Sold" reflects the initial cash proceeds of the sale. No profit from the sale has been reflected in the unaudited pro forma condensed statements of operations due to the nonrecurring nature of this transaction.

                                   MANAGEMENT

     The following persons serve as the current executive officers and directors of Sunrise:

NAME                      AGE    POSITION
- ------------------------------------------------------------------------------
C. Russell Trenary, III   40     President and Chief Executive Officer and
                                 Director

Timothy A. Marcotte       40     Vice President, Finance and Chief Financial
                                 Officer

Jeannie G. Cecka          34     Vice President, Clinical and Regulatory Affairs

Paul M. Malin             44     Vice President, Sales and Marketing

Robert Haddad             50     Vice President, Operations and Product
                                 Development

Joseph D. Koenig          67     Chairman of the Board and Director

Ronald A. Slocum          57     Director


     Mr. Trenary was appointed the Chief Executive Officer of the Company in June 1997. In November 1996, Mr. Trenary was appointed President and Chief Operating Officer of the Company and was also appointed to the Board of Directors of the Company as a Class III director. Mr. Trenary was appointed President and Chief Operating Officer of Laser Biotech, Inc., a wholly owned subsidiary of the Company, in April 1996. From 1995 until the time he joined the Company, Mr. Trenary served as Senior Vice President of Sales and Marketing for Vidamed, Inc. Prior to 1995, Mr. Trenary served in various positions with Allergan, Inc., most recently as Senior Vice President, General Manager of AMO Surgical Products, an ophthalmic business. Mr. Trenary has an M.B.A. degree from Michigan State University and a B.S. degree from Miami University.

     Mr. Marcotte was appointed Vice President, Finance and Chief Financial Officer of the Company in August 1997. From December 1996 to August 1997, Mr. Marcotte was Vice President and Chief Financial Officer of InfoGain Corporation, an information technology consulting firm. From June 1996 to December 1996, Mr. Marcotte was the Vice President and Chief Financial Officer of IRIDEX Corporation, a medical device manufacturer of ophthalmic laser products. From May 1995 to June 1996, Mr. Marcotte served as the Executive Vice President of Finance and Operations and Chief Financial Officer and Secretary for Now Software, Inc., a desktop software developer, and from May 1993 to May 1995, he served as Vice President of Finance and Operations and Chief Financial Officer at the same company. From January 1992 to May 1993, Mr. Marcotte was the Corporate Controller at Central Point Software Incorporated, a desktop software developer. Mr. Marcotte has an M.B.A. degree and a B.S. degree from the University of Michigan.

     Ms. Cecka was appointed Vice President, Clinical and Regulatory Affairs of the Company in July 1996. From March 1995 to April 1996, Ms. Cecka was Director of Clinical and Regulatory Affairs at MedAcoustics, Inc. From September 1992 to February 1995, Ms. Cecka was Manager of Clinical Research for Baxter Novacor, a developer and marketer of left ventricular assist devices. Prior to September 1992, Ms. Cecka spent seven years at Allergan, Inc. holding positions ranging from Manager, Clinical Affairs to Director, Worldwide Clinical Research. Ms. Cecka has an M.B.A. degree from Pepperdine University and a B.S. degree from UC Irvine.

     Mr. Malin was appointed Vice President, Sales and Marketing, of the Company in May 1996. Prior to joining the Company, Mr. Malin was the Director of Marketing at IRIDEX Corporation, a medical device manufacturer of ophthalmic laser products from July 1995 to May 1996. From October 1983 to July 1995, Mr. Malin held various senior sales and marketing positions at Allergan, Inc. Mr. Malin has an M.B.A. from Pepperdine University and a B.A. degree from Washington and Lee University.

     Mr. Haddad joined the Company in March 1997 as Vice President, Operations and Product Development. From April 1992 to March 1997 Mr. Haddad was Vice President, Operations, of IRIDEX Corporation, a medical device manufacturer of ophthalmic laser products. Mr. Haddad has an M.B.A. degree from Sacramento State University and a B.S. degree from California State Polytechnic University.

     Mr. Koenig was appointed to the board of directors of the Company in December 1994. Mr. Koenig had also served as a director of the Company from August 1991 through January 1994. He has been a consultant for Koenig Associates, a management consulting firm, since October 1984. Mr. Koenig is also a director of Ancot Corporation, Hench Controls Corporation and Cardiac Mariners. Mr. Koenig has a B.S. degree in Electrical Engineering from the University of Illinois.

     Mr. Slocum was appointed to the board of directors of the Company in December 1994. From 1991 until his retirement in 1996, Mr. Slocum had been employed by Bank of America Idaho, most recently as President, Chief Executive Officer and Chairman of the Board. Mr. Slocum is also a Director of Bank of America Oregon. Mr. Slocum has a B.S. degree in Business Management from San Diego University.


                          DESCRIPTION OF CAPITAL STOCK

     The current authorized capitalization of Sunrise consists of 75,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, par value $0.001 per share ("Preferred Stock"). As of September 3, 1997, there were 27,898,647 issued and outstanding shares of Common Stock. No shares of Preferred Stock have been issued or reserved for issuance by the board of directors of the Company (the "Board").

     The following summary of the terms of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the terms set forth in the Company's Certificate of Incorporation, as amended to date (the "Sunrise Certificate").

     Common Stock

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. Stockholders do not have cumulative voting rights. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in any assets remaining after the payment of all debts and liabilities of the Company, subject to the prior rights, if any, of the holders of Preferred Stock. Holders of Common Stock do not have preemptive or other subscription or conversion rights. Common Stock is not subject to redemption and the outstanding shares, including the Offered Shares, are fully paid and nonassessable.

     Preferred Stock

     Preferred Stock may be issued from time to time in one or more series, as determined by the Board. The directors may fix or alter from time to time the designation, powers, preferences and rights of the shares of each series of Preferred Stock, provided that the directors may alter the qualifications, limitations or restrictions of any series of Preferred Stock only prior to the issuance of any shares of such series. The directors may also establish from time to time the number of shares constituting any series of Preferred Stock. The directors may increase or decrease the number of shares subsequent to the issuance of shares of a series, so long as the directors do not decrease the number of authorized shares of a series below the number of shares of such series then outstanding.

     As of the date hereof, the Board has not designated any series of Preferred Stock.

     Price Range of Common Stock

     As of September 3, 1997, there were 697 holders of record of the Common Stock. Price information for Common Stock may be obtained from the OTC Bulletin Board. The table below sets forth the reported high and low bid quotations of the Common Stock as reported on the OTC Bulletin Board for the periods indicated.

                                                     HIGH ASK (1)    LOW BID (1)
                                                     ------------   -----------
1995

         First Quarter .......................       $      1.97    $      0.69
         Second Quarter ......................       $      1.25    $      0.56
         Third Quarter .......................       $      2.37    $      0.50
         Fourth Quarter ......................       $      2.44    $      0.94

1996

         First Quarter .......................       $      1.44    $      1.34
         Second Quarter ......................       $      2.31    $      1.13
         Third Quarter .......................       $      2.00    $      0.88
         Fourth Quarter ......................       $      2.13    $      0.81

1997

         First Quarter .......................       $      1.72    $      0.75
         Second Quarter ......................       $      1.41    $      0.94
         Third Quarter (to September 3) ......       $      1.56    $      1.45


(1) Bid and ask prices are quoted on the OTC Bulletin Board in increments of 1/32. Certain of the bid and ask prices set forth in this table have been rounded to the nearest cent.

     On September 3, 1997, the closing price of the Common Stock as reported on the OTC Bulletin Board was $1.47 per share. The over-the-counter market quotations provided herein may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

     Dividends

     In the past three years, the Company has not declared or paid any cash dividend on the Common Stock. The Company currently intends to retain any and all future earnings to finance its business. Accordingly, the Company does not anticipate paying cash or other dividends on the Common Stock in the foreseeable future.

     Delaware Law and Certain Charter and Bylaw Provisions

     The Sunrise Certificate contains the following special provisions that may delay, defer or prevent a change in control of the Company:

     The Board of Directors is divided into three classes, with members serving three-year terms ending in successive years. An objective of the classified Board is to facilitate continuity and stability of the Company's management and policies, since a majority of the Directors at any given time will have prior experience as Directors of the Company. However, classification also makes it more difficult for the stockholders to change a majority of the Board of Directors. It would take at least two annual meetings to elect a majority of the Board of Directors, unless the Sunrise Certificate was amended to eliminate provisions for a classified Board of Directors.

     The Sunrise Certificate also provides that Directors may only be removed with cause by the vote of the holders of a majority of the voting power of the outstanding voting stock of the Company. In addition, the Sunrise Certificate provides that the Board of Directors may, from time to time, fix the number of Directors constituting the Board of Directors and fill vacancies on the Board of Directors.

     The Sunrise Certificate authorizes the Board of Directors to fix or alter from time to time the designation, powers, preferences and rights of the Preferred Stock of each series and the qualifications, limitations or restrictions of any unissued series of Preferred Stock, and to establish the number of shares constituting any such series.

     The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "Delaware Law"). In general,
Section 203 prohibits certain publicly-held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person or entity became an interested stockholder, unless the business combination is approved in a prescribed manner or certain other exceptions apply. For purposes of Section 203, a "business combination" is defined broadly to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person or entity who, together with affiliates and associates, owns, or within the three immediately preceding years of a business combination did own, 15% or more of the corporation's outstanding voting stock.

     In accordance with the Sunrise Certificate, for nominations for the Board of Directors or for other business to properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered not less than 60 days nor more than 90 days prior to the annual meeting. The notice must contain, among other things, certain information about the stockholder delivering the notice and as applicable, background about the nominee or a description of the proposed business to be brought before the meeting.

     The Sunrise Certificate and the Bylaws provide that no action is permitted to be taken by the stockholders of the Company by written consent. Special meetings may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer of the Company. These provisions could have the effect of delaying until the next annual stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new Directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

     The Delaware Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock of the Company is required to: (a) alter, amend or adopt new Bylaws; and (b) to alter, amend or repeal Article V, VI or VII of the Sunrise Certificate. Such stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.


            SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of the Common Stock as of September 3, 1997 by certain members of management and by all executive officers and directors of the Company, as a group. The Company is not aware of any person who beneficially owns more than 5% of the outstanding Common Stock. Beneficial Ownership (1)

                                                          Number of   Percent of
                                                           Shares       Shares
C. Russell Trenary, III (2) ..........................    290,917        1.0
Timothy A. Marcotte (3) ..............................      6,250         *
Paul M. Malin (4) ....................................     28,259         *
Jeannie G. Cecka (5) .................................     25,412         *
Robert Haddad ........................................     30,000         *
Joseph D. Koenig (6) .................................     32,429         *
Ronald A. Slocum (7) .................................     42,429         *
All executive officers and directors as a group
  (7 persons) ........................................    455,696        1.6


(1) Based on information provided by each of the identified officers and directors.

(2) Includes 289,404 shares that Mr. Trenary does not currently own, but which he has the right to acquire within 60 days of September 3, 1997, pursuant to outstanding options granted under the Company's stock option plan ("Options").

(3) Consists of shares that Mr. Marcotte does not currently own, but which he has the right to acquire within 60 days of September 3, 1997, pursuant to Options.

(4) Includes 27,083 shares that Mr. Malin does not currently own, but which he has the right to acquire within 60 days of September 3, 1997, pursuant to Options.

(5) Includes 20,312 shares that Ms. Cecka does not currently own, but which she has the right to acquire within 60 days of September 3, 1997 pursuant to Options.

(6) Consists of shares that Mr. Koenig does not currently own, but which he has the right to acquire within 60 days of September 3, 1997, pursuant to Options.

(7) Includes 32,429 shares that Mr. Slocum does not currently own, but which he has the right to acquire within 60 days of September 3, 1997, pursuant to Options.


                             SELLING SECURITYHOLDERS

     The Offered Shares, other than shares underlying Placement Agent Warrants, were acquired by the Selling Securityholders either: (a) in the 1996 Equity Placement; or (b) in the 1997 Notes Placement. Absent registration under the Securities Act, the Offered Shares are subject to certain limitations on resale. The Registration Statement of which this Prospectus forms a part has been filed in satisfaction of certain registration rights granted by the Company to the Selling Securityholders.

     Certain of the Selling Securityholders, PMG and M.J. Meehan & Co., are or are affiliated with members of the National Association of Securities Dealers, Inc. ("NASD"). PMG has engaged from time to time, and in the future PMG and/or
M.J. Meehan & Co. and/or their respective affiliates may engage, in market-making activities with respect to the Common Stock. PMG, M.J. Meehan &
Co. and their respective affiliates have engaged from time to time, and in the future may engage, in purchase and sale transactions involving Common Stock,
including   transactions   with   other   NASD   member   firms.   The   Selling
Securityholders, including PMG and M.J. Meehan & Co., and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions, discounts or concessions and any gain realized by a person deemed to be an underwriter may be deemed to be underwriting compensation to such person. From time to time since 1994, PMG has provided financial advisor and investment banking services to the Company pursuant to engagement and other agreements (the "PMG Agreements"). Under the PMG Agreements, Sunrise has agreed to indemnify PMG and certain of its affiliates and employees from and against certain losses and liabilities.

     The following table assumes that each of the Selling Securityholders will sell all of the Offered Shares set forth opposite such Selling Securityholder's name. However, one or more of the Selling Securityholders may sell only a portion or may sell none of the Offered Shares set forth opposite such Selling
Securityholder's name.

                                       32

                                                                                Number
                                                                                  of
                                                                                Shares
                                                   Common Shares                Held of
                                             Beneficially Owned Prior          Record to         Common Shares Beneficially
                                                to the Offering (1)           be Sold in        Owned After the Offering (1)
                                                                                  the
                                                                               Offering
                                       -------------------------------------               ---------------------------------------

                                            Number of         Percent                           Number of           Percent
                                             Shares           of Class                           Shares            of Class
1996 Equity Placement:

Robert L. Cahill, Jr..................        145,000            *                  60,000            85,000           *

Joseph D. Casey.......................         20,000            *                  20,000                 0          --

Donald S. Chapman.....................   1,270,588 (2)          4.6                320,588           800,000          2.9

Faith S. Chapman......................   1,270,588 (3)          4.6                150,000       800,000 (4)          2.9

Paul Ernest...........................         42,353            *                  42,353                 0          --

Mark P. Ettinger, Trustee of
the Mark P. Ettinger
Revocable Trust dated
February 1, 1995......................     185,500 (5)           *                  55,000           130,500           *

Joseph E. Gallo, Trustee
F/B/O Stephanie A. Gallo
1987 Non-Exempt Family
Trust U/ART IV
December 16, 1987.....................     493,722 (6)          1.8                313,725           179,997           *

Jospeh E. Gallo, Trustee
F/B/O Ernest J. Gallo 1987
Non-Exempt Family Trust
U/ART IV December 16, 1987............     493,727 (7)          1.8                313,725           180,002           *

Joseph E. Gallo, Trustee
F/B/O Joseph C. Gallo 1987
Non-Exempt Family Trust
U/ART IV December 16, 1987............     493,726 (8)          1.8                313,725           180,001           *

Russell H. Harbaugh Jr.,
Trustee for Brett Alan
Tritsch Trust DTD
October 12, 1981......................      20,000 (9)           *                  20,000                 0          --

Russell H. Harbaugh Jr.,
Trustee for Robert Christian
Tritsch Trust DTD
October 12, 1981......................      20,000 (9)           *                  20,000                 0          --

Russell H. Harbaugh Jr.,
Trustee for Shane Drue
Tritsch Trust DTD
October 12, 1981......................      20,000 (9)           *                  20,000                 0          --

                                                            33



Russell H. Harbaugh Jr.,
Trustee for Tanni Maria
Tritsch Trust DTD
October 12, 1981......................      20,000 (9)           *                  20,000                 0          --

Russell H. Harbaugh Jr.,
Trustee for Todd Charles
Tritsch Trust DTD
October 12, 1981......................      20,000 (9)           *                  20,000                 0          --

Russell H. Harbaugh Jr.,
Trustee for Brett Alan
Tritsch Trust DTD
December 20, 1984.....................      20,000 (9)           *                  20,000                 0          --

Russell H. Harbaugh Jr.,
Trustee for Robert Christian
Tritsch Trust DTD
December 20, 1984.....................      10,000 (9)           *                  10,000                 0          --

Russell H. Harbaugh Jr.,
Trustee for Shane Drue
Tritsch Trust DTD
December 20, 1984.....................      10,000 (9)           *                  10,000                 0          --

Russell H. Harbaugh Jr.,
Trustee for Tanni Maria
Tritsch Trust DTD
December 20, 1984.....................      20,000 (9)           *                  20,000                 0          --

Russell H. Harbaugh Jr.,
Trustee for Todd Charles
Tritsch Trust DTD
December 20, 1984.....................      20,000 (9)           *                  20,000                 0          --

Russell H. Harbaugh Jr.,
Trustee for Steven Andrew
Oxley Trust DTD
December 9, 1985......................      10,000 (9)           *                  10,000                 0          --

R.B. Jowell...........................        50,000             *                  50,000                 0          --

Charles C. Killin, Trustee
for Thomas E. Oxley Trust
DTD September 3, 1952.................    100,000 (10)           *                 100,000                 0          --

                                                            34



Charles C. Killin, Trustee
for Mary Jane Tritsch Trust
DTD September 3, 1952.................    100,000 (10)           *                 100,000                 0          --

M.J. Meehan & Co......................       176,471             *                 176,471                 0          --

Stephen Michael Oxley.................        20,000             *                  20,000                 0          --

Michael Patipa........................       100,000             *                  50,000            50,000           *

Harry Wallaesa........................        48,824             *                  18,824            30,000           *

Helen Wilkes..........................        40,000             *                  40,000                 0          --

1997 Notes Placement:

David C. Brown........................       171,428             *                 171,428                 0          __

Richard C. Goodwin....................       171,428             *                 171,428                 0          --

Dr. Donald Sanders
IRA
Oppenheimer & Company, Inc.,
Custodian
Account No. 320-15187.................       857,142            3.1                857,142                 0          --

IRA Account for Charles Russell
Trenary, UTA Charles Schwab &
Company, Inc., IRA Rollover dated
2/15/95, Account No. 891 39413........        68,571             *                  68,571                 0          __

Jeffrey Meloche.......................        85,713             *                  85,713                 0          --

Joseph Meloche........................        85,713             *                  85,713                 0          --

Paul R. Yoder, Jr.....................        85,713             *                  85,713                 0          --

Donald, Lufkin & Jenrette Securities
Corporation, Custodian
F/B/O Frank J. Campbell III
Account No. 698-101714................        61,500             *                  61,500                 0          --

EDJ Limited...........................        90,000             *                  90,000                 0          --

Amir L. Ecker.........................       150,000             *                 150,000                 0          --

                                                            35



Donald, Lufkin & Jenrette Securities
Corporation, Custodian
F/B/O Amir L. Ecker
Account No. 698-103058................       105,000             *                 105,000                 0          --

FMS Profit Sharing....................       171,428             *                 171,428                 0          --

Gregory A. Frankenfield
and Carol G. Frankenfield,
JTWROS................................        12,000             *                  12,000                 0          --

Harvey Kahn...........................       222,000             *                 222,000                 0          --

Clifford J. Kalista, Jr. and
Phyllis D. Kalista - JT...............        90,000             *                  90,000                 0          --

Mary Losty............................        81,000             *                  81,000                 0          --

Salomon Melgen........................       514,286            1.8                514,286                 0          --

Daniel J. O'Connor....................        85,713             *                  85,713                 0          --

Porter Partners, L.P..................       423,000            1.5                423,000                 0          --

The Charles Post Charitable
Remainder Trust.......................       342,858            1.2                342,858                 0          --

Donaldson, Lufkin &
Jenrette Securities
Corporation, Custodian
F/B/O John A. Retzlaff
Account No. 698-708245................       188,571             *                 188,571                 0          --

Donaldson, Lufkin &
Jenrette Securities
Corporation, Custodian
F/B/O Leonid Roytman
Account No. 698-705175................        75,000             *                  75,000                 0          --

Dr. Donald Sanders
IRA
Oppenheimer & Company, Inc.,
Custodian
Acct. No. 320-15167...................       205,713             *                 205,713                 0          --

Perry D. Snavely, Jr..................        90,000             *                  90,000                 0          --

Carolyn Wittenbraker..................        37,500             *                  37,500                 0          --

                                                            36



Lawton Chiles and
Rhea Chiles...........................       171,428             *                 171,428                 0          --

William M. Aden.......................       171,428             *                 171,428                 0          --

Alan B. Aker and
Ann G. Kasten-Aker,
JTWROS................................       428,571            1.5                428,571                 0          --

Jerre Minor Freeman, M.D..............       171,428             *                 171,428                 0          --

J.L. Gayton...........................        42,857                                42,857

Johnnie L. Gayton
UTA Charles Schwab &
Co. Inc.
IRA Contributory Dtd
1/20/83...............................        85,713             *                  85,713                 0          --

Manus C. Kraff, M.D...................       428,571            1.5                428,571                 0          --

Scott McQueen.........................        30,000             *                  30,000                 0          --

Post Eye Center PC
401k Plan U/A dtd 1-01-89
CT Post, Jr. TTEE.....................       171,429             *                 171,429                 0          --

Coutts (Jersey) Limited
- -JY798967.............................       750,000            2.7                750,000                 0          --

Pennsylvania Merchant Group Ltd.......      1,084,977           3.9              1,084,977                 0          --




*    Less than one percent.

(1)  Determined as of June 30, 1997.

(2) Includes 150,000 shares held of record by Faith S. Chapman, all of which are Offered Shares.

(3) Includes 1,120,588 shares held of record by Donald S. Chapman, 320,588 of which are Offered Shares.

(4)  Includes 800,000 shares held of record by Donald S. Chapman.

                                       37



(5) Includes 19,000 shares held in a joint tenant account with Scott Ettinger and 20,000 shares held in a joint tenant account with Susan Ettinger. Scott Ettinger and Susan Ettinger are members of the immediate family of Mark P. Ettinger, trustee of this Selling Securityholder.

(6) Includes 113,330 shares held of record by Joseph E. Gallo, Trustee, FBO Stephanie A. Gallo Family Trust, dated August 17, 1990; and 66,667 shares held of record by Stephanie A. Gallo, Trustee of the Stephanie A. Gallo Grantor Trust, dated December 14, 1993. Does not include shares held of record by Joseph E. Gallo as trustee for other trusts.

(7) Includes 113,335 shares held of record by Joseph E. Gallo, Trustee, FBO Ernest J. Gallo Family Trust, dated December 16, 1991 and 66,667 shares held of record by Ernest J. Gallo, Trustee of the Ernest J. Gallo Grantor Trust, dated December 14, 1993. Does not include shares held of record by Joseph E. Gallo as trustee for other trusts.

(8) Includes 113,335 shares held of record by Joseph E. Gallo, Trustee, FBO Joseph C. Gallo Family Trust, dated December 22, 1994 and 66,666 shares held of record by Joseph C. Gallo, Trustee of the Joseph C. Gallo Grantor Trust, dated April 28, 1994. Does not include shares held of record by Joseph E. Gallo as trustee for other trusts.

(9) Does not include shares held of record by Russell H. Harbaugh Jr. as trustee for other trusts.

(10) Does not include shares held of record by Charles C. Killin as trustee for other trusts.

(11) Consists solely of shares underlying the Placement Agent Warrants.


                              PLAN OF DISTRIBUTION

       Some or all of the Offered Shares may be offered for sale and sold from time to time by the Selling Securityholders in the over-the-counter market (or any national securities exchange or interdealer quotation system on which the Common Stock may then be listed), in privately negotiated transactions (which may include block transactions) or otherwise. In addition, the Selling Securityholders may engage in short sales and other transactions in the Common Stock or derivatives thereof, and may pledge, sell, deliver or otherwise transfer the Offered Shares in connection therewith. This Prospectus may be used by the Selling Securityholders or by any broker-dealer who may participate in sales of the Offered Shares. Participating broker-dealers may act as agents or principals or both and may receive commissions, discounts or concessions in connection with sales or other transfers of Offered Shares. The Company has not entered into any agreements or arrangements relating to the sale of the Offered Shares.

       The Company has agreed to pay the expenses of registering the Offered Shares on behalf of the Selling Securityholders, other than broker-dealer commissions, discounts or concessions and any legal fees incurred by the Selling Securityholders in connection with sales of the Offered Shares. The Company and the Selling Securityholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Offered Shares by the Selling Securityholders.


                                     EXPERTS

     The consolidated financial statements of Sunrise at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the Offered Shares will be passed upon for the Company by Holleb & Coff, Chicago, Illinois.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                                                                            Page

Report of Ernst & Young LLP, Independent Auditors...........................F-2

Consolidated Balance Sheets as of December 31, 1995
       and 1996.............................................................F-3

Consolidated Statements of Operations for the Years
       Ended December 31, 1994, 1995 and 1996...............................F-4

Consolidated Statements of Stockholders' Equity
       for the Three Years ended December 31, 1996..........................F-5

Consolidated Statements of Cash Flows for the Years Ended
       December 31, 1994, 1995 and 1996.....................................F-6

Notes to Consolidated Financial Statements..................................F-7

Schedule II Valuation and Qualifying Accounts...............................F-15

Condensed Consolidated Statements of Operations --
       Three and Six Months ended June 30, 1997 and
       1996 (unaudited).....................................................F-16

Condensed Consolidated Balance Sheets -- June 30, 1997
       (unaudited) and December 31, 1996....................................F-17

Condensed Consolidated Statements of Cash Flows --
       Six Months ended June 30, 1997 and 1996 (unaudited)..................F-18

Notes to Condensed Consolidated Financial Statements........................F-19

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS





The Board of Directors and Stockholders
Sunrise Technologies International, Inc.


     We have audited the accompanying consolidated balance sheets of Sunrise Technologies International, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed in the Index at
Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Technologies International, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

     The accompanying consolidated financial statements have been prepared assuming that Sunrise Technologies International, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.



                                                /s/ Ernst & Young LLP
                                                -----------------------
                                                Ernst & Young LLP


Palo Alto, California
March 10, 1997

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                           Consolidated Balance Sheets

                                                               December 31,
                                                            1996        1995
                                                         -----------------------
                                                              (In thousands)
                                                         -----------------------
Assets
Current assets:
    Cash and cash equivalents                            $     647    $   3,514
    Accounts receivable, net of allowance of
     $ 140,000 and $25,000 in 1996 and 1995                    472        1,048
    Inventories                                              2,135        1,666
    Prepaid expenses                                           288          257
                                                         -----------------------
Total current assets                                         3,542        6,485

Property and equipment, net                                    199          204
                                                         -----------------------
Total assets                                             $   3,741    $   6,689
                                                         =======================

Liabilities and stockholders' equity
Current liabilities:
    Accounts payable                                     $   1,586    $   1,097
    Accrued payroll and related expenses                       209          181
    Accrued warranty                                           199          324
    Other accrued expenses                                     475          342
                                                         -----------------------
Total current liabilities                                    2,469        1,944

Commitments and contingencies

Stockholders' equity:
    Preferred Stock, $0.001 par value; 2,000,000
    shares authorized, none issued or outstanding               --           --
    Common stock, $0.001 par value; 40,000,000 shares
        authorized, 27,868,613 and 25,279,716 shares
        issued and outstanding at December 31, 1996
        and 1995, respectively                                  28           25
    Additional paid-in-capital                              31,688       29,196
    Accumulated deficit                                    (30,444)     (24,476)
                                                         -----------------------
Total stockholders' equity                                   1,272        4,745
                                                         -----------------------
Total liabilities and stockholders' equity               $   3,741    $   6,689
                                                         =======================


                             See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                      Consolidated Statements of Operations





                                                    Years ended December 31,
                                                 1996        1995        1994
                                              ---------------------------------
                                        (In thousands, except per share amounts)

Net revenues                                   $  5,654    $  5,294    $  7,578

Cost of revenues                                  4,016       3,657       6,238
                                              ---------------------------------
Gross profit                                      1,638       1,637       1,340
                                              ---------------------------------
Other costs and expenses:

  Engineering and development                     1,326       1,218       1,561

  Sales, marketing and regulatory                 3,632       2,277       3,763

  General and administrative                      2,700       2,329       2,933
                                              ---------------------------------

Total other costs and expenses                    7,658       5,824       8,257
                                              ---------------------------------

Loss from operations                             (6,020)     (4,187)     (6,917)

Interest income, net of expense                      52          57           7
                                              ---------------------------------

Net loss                                       $ (5,968)   $ (4,130)   $ (6,910)
                                              =================================

Net loss per share                             $  (0.23)   $  (0.28)   $  (0.68)
                                              =================================

Shares used in calculation of net loss per
  share                                          26,414      14,935      10,129
                                              =================================



                             See accompanying notes.


                                              SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                                           Consolidated Statement of Stockholders' Equity
                                                 Three Years ended December 31, 1996

                                                        Common Stock                    Additional                  Total
                                                  -----------------------   Paid-In     Treasury   Accumulated  Stockholders'
                                                      Shares      Amount    Capital       Stock      Deficit        Equity
                                                  ---------------------------------------------------------------------------
                                                                                      (In thousands, except share amounts)


Balance at December 31, 1993                         9,008,293    $   9   $16,135          $ --      $(13,436)   $  2,708

     Sale of common stock, net of offering costs     1,250,000        1     5,507            --           --        5,508

     Exercise of warrants and options                  200,993     --         670            --           --          670

     Treasury stock acquired through sale of
       surgical laser business                            --       --        --             (619)         --         (619)

     Net loss                                             --       --        --              --        (6,910)     (6,910)
                                                  ---------------------------------------------------------------------------

 Balance at December 31, 1994                       10,459,286       10    22,312           (619)     (20,346)      1,357

     Sale of common stock, net of offering costs    15,100,000       15     7,528            --           --        7,543

     Cancellation of treasury stock                   (275,000)    --        (619)           619          --         --

     Other                                              (4,570)    --         (25)           --           --          (25)

     Net Loss                                             --       --        --              --        (4,130)     (4,130)
                                                  ---------------------------------------------------------------------------

Balance at December 31, 1995                        25,279,716       25    29,196            --       (24,476)      4,745

     Sale of common stock, net of offering costs     2,333,412        3     2,242            --           --        2,245

     Exercise of warrants and options                  243,252     --         243            --           --          243

     Other                                              12,233     --           7            --           --            7

     Net Loss                                             --       --        --              --        (5,968)     (5,968)
                                                  ---------------------------------------------------------------------------
Balance at December 31, 1996                        27,868,613    $  28   $31,688          $ --      $(30,444)   $  1,272
                                                  ===========================================================================


                                                    See accompanying notes.

                                                              F-5

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                      Consolidated Statements of Cash Flows
                Increase (decrease) in cash and cash equivalents


                                                     Years ended December 31,
                                                    1996      1995       1994
                                                 -------------------------------
                                                          (In thousands)

Cash flows from operating activities
Net                                               $(5,968)   $(4,130)   $(6,910)
Adjustments to reconcile net loss
 to net cash used in operating activities:
Depreciation and amortization                         438        102        469
Provision for doubtful accounts                       115         25       --
Changes in assets and liabilities:
    Accounts receivable                               461       (303)       777
    Inventories                                      (837)       289        (68)
    Prepaid expenses                                  (31)        25        (69)
    Accounts payable                                  489       (278)    (1,091)
    Accrued payroll and related expenses               28         31         68
    Accrued warranty                                 (125)      --          181
    Other accrued expenses                            133       (256)       571
                                                 -------------------------------
Total adjustments                                     671       (365)       838
                                                 -------------------------------
Net cash used in operating activities              (5,297)    (4,495)    (6,072)

Cash flows from investing activities
Purchase of property and equipment                    (65)       (50)       (22)
                                                 -------------------------------
    Net cash used in investing activities             (65)       (50)       (22)
                                                 -------------------------------
Cash flows from financing activities
Payment on capital lease obligations                 --          (18)       (61)
Issuance of common stock, net of offering costs     2,495      7,518      6,178
                                                 -------------------------------
Net cash provided by financing activities           2,495      7,500      6,117
                                                 -------------------------------
Net increase (decrease) in cash and equivalents    (2,867)     2,955         23
Cash and cash equivalents at beginning of period    3,514        559        536
                                                 -------------------------------
Cash and cash equivalents at end of period        $   647    $ 3,514    $   559
                                                 ===============================


                             See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1996

1.   Organization and Summary of Significant Accounting Policies

     Organization and Nature of Business

     Sunrise Technologies International, Inc. (the "Company") develops, manufactures and markets laser systems and other products for applications in ophthalmology and dentistry. The Company was organized as a California corporation in March 1987 and was reincorporated in Delaware in June 1993 as Sunrise Technologies International, Inc. The Company continues to do business under the name Sunrise Technologies, Inc.


     Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all material intercompany balances and transactions. Certain reclassifications have been made to prior year amounts in order to conform to the current presentation.

     The Company has incurred significant losses for the last several years and at December 31, 1996 has an accumulated deficit of $30,444,000. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company's ability to continue as a going concern is dependent upon performing profitably or obtaining further financing. Management's plans include selling assets and field of use rights related to its dental operations. If successful in selling the dental assets the company will focus on further developing and seeking regulatory approval of its ophthalmic related products. Such approval may take several years. Although dental related sales have represented the majority of historical sales (98% in 1996, 76% in 1995 and 79% in 1994), management's strategic plan is to use the proceeds from the sale of the dental assets and debenture offering in March of 1997 to further develop the ophthalmic products, specifically the Sunrise Corneal Shaping System. There can be no assurance that the Company will successfully consummate the sale of the dental assets, which is subject to stockholder approval. There can also be no assurance that the Corneal Shaping System will receive regulatory approval and the Company will be successful in developing, manufacturing, and marketing the Corneal Shaping System or other ophthalmic related products.

     In March 1997 the Company completed a private placement consisting of two-year convertible notes and warrants resulting in net proceeds of approximately $3.7 million. Management believes the net proceeds from the convertible debenture offering and cash from the expected sale of the dental assets will provide sufficient funds for the Company's planned operations for 1997. Should the sale of the dental assets not be successfully completed the Company may need to seek additional debt or equity financing. There can be no assurance that such financing, if necessary, will be available, in which case management may need to curtail or suspend certain or all operations.


     Industry Segment and Concentration of Risk

     The Company, which operates in a single industry segment, designs, manufactures, markets and services medical laser and air abrasive systems. The Company sells its products to customers in the medical industries globally. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. One customer accounted for 16%, 21% and 57% of revenues in 1996, 1995 and 1994 respectively.

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash investments and trade receivables. The Company invests its excess cash in deposits with major banks, in U.S. Treasury and U.S. Agency obligations.

     Concentration of Other Risks

     The Company's operating results each quarter are subject to various uncertainties as discussed in the Company's Annual Report on Form 10-K for 1996, including uncertainties related to the composition, timing and size of orders from the shipments to major customers, variations in product mix and variations in product cost and competitive pressures.

     Inventories: Most components used in the Company's air abrasive and laser systems are purchased from outside sources. Certain components in the air abrasive systems are currently purchased from a single supplier. The failure of such supplier to meet its commitment on schedule could have a material adverse effect on the Company. If the sole source supplier were to go out of business or otherwise become unable to meet its supply commitments, the process of locating and qualifying alternate sources could require up to several months during which time the Company's production could be delayed. Such delays could adversely affect the Company's business and financial results.

     International Operations: Sunrise's international business is an important contributor to the Company's net revenues and gross profits. Substantially all of Sunrise's international sales are denominated in the U.S. dollar and an increase in the value of the U.S. dollar relative to foreign currencies could make products sold internationally less competitive. The Company does not have any overseas offices.


     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


     Cash and Cash Equivalents

     Cash consists of cash on deposit with banks and highly liquid investments with a maturity from the date of purchase of 90 days or less. As of December 31, 1996 and 1995, the Company did not hold any investments in debt or equity securities.


     Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market. Inventory at December 31, consists of:



                                           1996              1995
                                    --------------------------------
                                               (In thousands)
             Raw materials                $1,180              $909

             Work-in-process                 299               237

             Finished goods                  656               520
                                    --------------------------------

                                          $2,135            $1,666
                                    ================================


     Property and Equipment

     Property and equipment is stated at cost and depreciated using the straight-line method for financial reporting over estimated useful lives of two to five years. Assets under capitalized leases are amortized over the shorter of the term of the lease or their useful lives, and such amortization is included with depreciation expense. Property and equipment at December 31, consists of:


                                                       1996              1995
                                                 ------------------------------
                                                              (In thousands)

             Machinery and equipment                 $1,644            $1,412

             Computer Equipment                         611               599

             Furniture and fixtures                     207               207

             Leasehold improvements                     392               167
                                                 ------------------------------
                                                      2,854             2,385

             Less accumulated depreciation and       (2,655)           (2,181)
             amortization
                                                 ------------------------------
                                                       $199              $204
                                                 ==============================


     Net Loss Per Share

     Net loss per share for the years ended December 31, 1996, 1995 and 1994 is based solely on weighted average shares of common stock outstanding during the period. Common equivalent shares have not been considered in the computation since their inclusion would have an anti-dilutive effect.


     Revenue Recognition

     Revenues are recognized at time of shipment. A provision for the estimated future cost of warranty is made at the time a sale is recorded.

     Export Sales

     The Company had export sales by region as follows:


                                       1996              1995            1994
                               -----------------------------------------------
                                                    (In thousands)

             Europe (primarily
             Germany and Belgium)    $1,036            $1,948          $4,291

             Pacific Rim
             (primarily Japan
              and Korea)              1,602             1,192             139

             Canada                    ----               248             393

             Other                     ----               282             363
                               -----------------------------------------------

                 Total               $2,638            $3,670          $5,186
                               ================================================

2.   Taxes on Income

     As of December 31, 1996, the Company had federal and state net operating loss carryforwards of approximately $24,600,000 and $11,000,000, respectively. The federal net operating loss carryforwards will expire at various dates beginning on 2007 through 2011. The state net operating loss carryforwards will expire at various dates through 2001.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

     Significant components of the Company's deferred tax assets as of December 31 are as follows:


                                                     1996                1995
                                             ---------------------------------
                                                      (In thousands)

Deferred tax assets:

     Net operating loss carry-forwards             $9,000              $7,175

     Research credits (expire 2007-2011)              600                 642

     Other                                            600                 949
                                             ---------------------------------

Total deferred tax assets                          10,200               8,766

Valuation allowance for deferred tax assets       (10,200)             (8,766)
                                             ---------------------------------

Net deferred tax assets                        $     ----          $     ----
                                             =================================


     Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $1,928,000 during the year ended December 31, 1995.

     Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.



3.  Commitments and Contingencies

     Leases

     The Company leases certain of its facilities and equipment under a non-cancelable operating lease. Rent expense was $299,000, $281,000 and $279,000 in 1996, 1995 and 1994, respectively.

     Future minimum lease payments under the lease are $255,000 in 1997 and $21,000 in 1998.

     Litigation Settlements

     In July 1996, the Company settled all of its outstanding litigation with ADT. The material terms of the settlement are as follows:

     (a) The Company waived its rights to collect a judgment for $940,000 obtained against ADT in a prior case, which had been subject to an appeal by ADT.

     (b) The Company obtained a non-exclusive license to certain ADT patents covering air abrasion systems used in dental applications.

     (c) The Company will pay ADT a royalty of 7% on all air abrasion products shipped after December 31, 1996.

     (d) If the Company sells its dental air abrasion assets before July 1998, it must pay to ADT a transfer fee on the amount received for the air abrasion assets.


4.   Stockholders' Equity

     Common Stock

     As of December 31, 1996, there remains 38,340 outstanding warrants to purchase common stock which were issued in connection with the acquisition of Laser Biotech, Inc. in April 1992. The exercise prices of these warrants range from $3.70 to $9.26 per share.

     In conjunction with a 1992 private placement, the placement agent received a warrant to purchase 25,000 shares of common stock for $8.05 per share. The warrant is exercisable at any time prior to August 28, 1997.

     In February 1994, the Company completed a private placement of 1,250,000 shares of common stock. In connection with the private placement, the placement agent received a warrant to purchase 62,500 shares of common stock. The exercise price for these warrants is $6.00 per share and they are exercisable at any time before February 8, 1999.

     In June 1995, the Company completed a private placement of 2,100,000 shares of common stock.

     In September 1995, the Company completed a private placement of 13,000,000 shares of common stock. In connection with the private placement, the placement agent received a warrant to purchase 675,000 shares of common stock. The exercise price for these warrants is $0.55 per share and they are exercisable at any time before September 6, 2000.

     In August 1996, the Company completed a private placement of 2,334,000 shares of common stock. In connection with the private placement, the placement agent received a warrant to purchase 116,721 shares of common stock. The exercise price for these warrants is $1.06 per share and they are exercisable at any time between August 7, 1997 and August 7, 2001.

     As of December 31, 1996, there were warrants outstanding to purchase 917,561 shares of common stock.


     Stock Option Plan

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("FAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation is recognized.

     In 1988, the Company adopted the 1988 Stock Option Plan (the "Plan") under which employees, directors and consultants may be granted incentive or non-statutory stock options. Under the Plan, incentive stock options must be granted at an exercise price of not less than the fair market value of the common stock at the date of grant, except that options granted to shareholders owning greater than 10 percent of the total voting power of all classes of stock of the Company must have an exercise price of not less than 110 percent of the fair market value at the date of grant. Non-statutory options must be at least 85 percent of fair market value at the date of grant. Options granted generally provide that 25 percent of the shares subject thereto become exercisable one year after the date of grant and 1/36 of the remaining shares subject to the option become exercisable each month thereafter. The Plan expires in 1998.

     The following table summarizes the Company's stock option activity and related information for the three years ended December 31, 1996:

                                                       Outstanding Options
                                  ------------------------------------------------------------
                                           Shares
                                   Available  For                                       Share
                                            Grant                Shares                 Price
Balance, December 31, 1993                415,350               771,900         $0.75 - $8.50

Shares reserved                           440,000                  ----                  ----

Granted                                (1,168,214)            1,168,214                 $2.00

Exercised                                    ----              (189,561)        $0.75 - $5.63

Canceled                                  582,339              (582,339)        $1.25 - $8.50
                                  ------------------------------------------------------------

Balance, December 31, 1994                269,475             1,168,214         $0.75 - $2.00

Shares reserved                         1,550,000                  ----                  ----

Granted                                (1,633,331)            1,633,331         $0.97 - $2.50

Exercised                                    ----                  ----                  ----

Canceled                                1,497,381            (1,497,381)                $1.00
                                  ------------------------------------------------------------

Balance, December 31, 1995              1,683,525             1,304,164         $0.75 - $2.50

Shares reserved                              ----                  ----                  ----

Granted                                (1,816,000)            1,816,000                 $1.11*

Exercised                                    ----              (243,252)                $1.00*

Canceled                                  389,474              (389,474)                $1.44*
                                  ------------------------------------------------------------

Balance, December 31, 1996                256,999             2,487,438                 $1.03*
                                  ============================================================

*  Represents the weighted average exercise price for the applicable options.


The following table summarizes information about stock options outstanding at December 31, 1996:


                                    Options Outstanding and Exercisable
                         -------------------------------------------------------
                                              Weighted
                                              Average               Weighted
                           Number            Remaining              Average
                         Outstanding        Contractual             Exercise
                                                Life                 Price
                                              (Years)


$0.75 - $1.00                  748,604          4.0                  $1.00

$1.01 - $1.25                1,695,834          3.8                  $1.05

$1.26 - $1.50                   38,000          1.0                  $1.49

$1.51 - $1.75                    5,000          1.0                  $1.63
                         -------------------------------------------------------

                             2,487,438          3.8                  $1.03
                         =======================================================


     As of December 31, 1996 and 1995, options to purchase 680,248 and 472,840 shares respectively were exercisable. In 1995, 1,058,331 options to purchase shares were reissued at $1.00 per share under an option exchange program. During 1994 options outstanding were canceled and reissued under an option exchange program.

     Pro forma information regarding net loss and net loss per share is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.7% and 5.6%; no dividend yield; volatility factors of the expected market price of the Company's common stock of 0.955; and expected life of the options of 4.8 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                                        For the Years Ending
                                                            December 31,

                                                        1996               1995
                                         --------------------------------------
                                        (In thousands, except per share amounts)


          Pro forma net loss                          $6,390             $4,220

          Pro forma net loss per share                 $0.24              $0.28


     The weighted average grant date fair value of options granted during 1996 and 1995 were $0.74 and $0.89 respectively.

     Because FAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until fiscal 1997. The effects on pro forma disclosures of applying FAS 123 are not likely to be representative of the effects on pro forma disclosures in future years.


     Employee Stock Purchase Plan

     In June 1992, the Company adopted the 1992 Employee Stock Purchase Plan under which 200,000 shares have been reserved for issuance. Eligible employees may purchase common stock at 85 percent of the lower of the closing price of the stock on the offering date or the exercise date determined by the Board of Directors. Purchases are limited to 10 percent of each employee's compensation. There were 40,656 and 34,689 shares issued under the plan as of December 31, 1996 and 1995, respectively.

5.  Supplemental Statement of Cash Flows Information



                                            1996           1995        1994
                                      --------------------------------------
                                                  (In thousands)

Cash received during the year for:

Interest                                      52           ----        ----




6.  Events Subsequent to Date of Auditor's Report (Unaudited)

     On March 25, 1997, the Company signed an agreement to sell its dental assets to Lares Research. Consideration for the sale will be $4.0 million in cash on completion, $1.0 million in an 8% interest bearing note receivable three years from the date of closing and $0.5 million in an 8% interest bearing promissory note four years from the date of closing. This transaction is subject to stockholder approval and other conditions.


                                              SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                                           SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS


                                                                              Additions
                                                               Balance at    Charged to                                   Balance at
                                                               Beginning     Costs and                                       End
                                                               of Period      Expenses      Deductions      Other(A)       of Period
                                                               ---------------------------------------------------------------------
                                                                                            (In thousands)
Year ended December 31, 1994
Reserves and allowances deducted from assets accounts:

  Allowance for uncollectible accounts                          $981        $  ----         $ ----         $(531)            $450

  Allowance for inventory                                       $886        $  ----         $ ----         $(373)            $513



Year ended December 31, 1995
Reserves and allowances deducted from assets accounts:

  Allowance for uncollectible accounts                           $450            $25         $(450)          $----            $25

  Allowance for inventory                                        $513           $250         $(295)          $----           $468



Year ended December 31, 1996
Reserves and allowances deducted from assets accounts:

  Allowance for uncollectible accounts                           $25           $115           ----          $----            $140

  Allowance for inventory                                       $468          $----         $(118)          $----            $350




(A) Amounts relate to valuation allowance assigned to disposed assets.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                 Condensed Consolidated Statements of Operations
                                  (unaudited)


                                                      Three months ended June 30,    Six months ended June 30,
                                                      ---------------------------    -------------------------
                                                           1997           1996           1997           1996
                                                        --------       --------       --------       --------
                                                                 (In thousands except per share amounts)
Net revenues                                            $  1,454       $  1,039       $  2,463       $  2,560
Cost of revenues                                           1,001            898          1,959          2,038
                                                        --------       --------       --------       --------
Gross Profit                                                 453            141            504            522

Other costs and expenses:
  Engineering and development                                262            283            535            625
  Sales, marketing and regulatory                            784            769          1,443          1,716
  General and administrative                               1,200            640          1,906          1,206
                                                        --------       --------       --------       --------
     Total other costs and expenses                        2,246          1,692          3,884          3,547
                                                        --------       --------       --------       --------
Loss from operations                                      (1,793)        (1,551)        (3,380)        (3,025)
Gain on sale of dental assets                              1,740           --            1,740           --
Interest income                                               21              2             32             39
Interest expense, including non-cash interest
  associated with redeemable convertible notes              (131)          --             (943)            (6)
                                                        --------       --------       --------       --------
      Net loss                                          $   (163)      $ (1,549)      $ (2,551)      $ (2,992)
                                                        ========       ========       ========       ========
Net loss per share                                      $  (0.01)      $  (0.06)      $  (0.09)      $  (0.12)
                                                        ========       ========       ========       ========
  Shares used in calculation of net loss per share        27,886         25,395         27,879         25,355
                                                        ========       ========       ========       ========

                            See accompanying notes.

                                      F-16

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                     Condensed Consolidated Balance Sheets
                                  (unaudited)

                                                          June 30,  December 31,
                                                            1997        1996
                                                         --------     --------
                                                             (In thousands)
                          Assets
Current assets:
  Cash and cash equivalents                              $  4,129     $    647
  Accounts receivable, net of allowance                       750          472
  Inventories                                                 555        2,135
  Prepaid expenses                                            120          288
                                                         --------     --------
    Total current assets                                    5,554        3,542
Property and equipment, net                                    62          199
                                                         --------     --------
Total assets                                             $  5,616     $  3,741
                                                         ========     ========

      Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
  Accounts payable                                       $    700     $  1,586
  Accrued payroll and related expenses                        481          209
  Accrued warranty                                            199          199
  Other accrued expenses                                      642          475
                                                         --------     --------
    Total current liabilities                               2,022        2,469
Redeemable convertible notes                                3,658         --
Commitments and contingencies                                --           --
Stockholders' equity (deficit):
  Preferred Stock, $0.001 par value, 2,000,000 shares
    authorized, none issued or outstanding                   --           --
  Common Stock, $.001 par value, 75,000,000 shares
    authorized, 27,886,247 and 27,868,613 shares
    issued and outstanding at June 30, 1997 and
    December 31, 1996 respectively                             28           28
  Additional paid-in capital                               32,903       31,688
  Accumulated deficit                                     (32,995)     (30,444)
                                                         --------     --------
      Total stockholders' equity (deficit)                    (64)       1,272
                                                         --------     --------
Total liabilities and stockholders' equity (deficit)     $  5,616     $  3,741
                                                         ========     ========

NOTE: The consolidated balance sheet at December 31, 1996 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                            See accompanying notes.

                    SUNRISE TECHNOLOGIES INTERNATIONAL, INC.

                 Condensed Consolidated Statements of Cash Flows
                Increase (Decrease) in Cash and Cash Equivalents
                                   (unaudited)

                                                       Six months ended June 30,
                                                            1997         1996
                                                         --------     --------
                                                             (In thousands)
Cash flows for operating activities:
Net loss                                                  $(2,551)     $(2,992)
Adjustments to reconcile net loss to net
    cash used in operating activities:
Depreciation and amortization                                  94           23
Provision for doubtful accounts                                30           30
Gain on sale of dental assets                              (1,740)        --
Non-cash interest expense                                     863         --
Changes in assets and liabilities:
  Accounts receivable                                        (308)         271
  Inventories                                                 202         (633)
  Prepaid expenses                                            168          107
  Accounts payable                                         (1,137)        (228)
  Accrued payroll and related expenses                        272           82
  Other accrued expenses                                       67          (20)
                                                          -------      -------
Total adjustments                                          (1,489)        (368)
                                                          -------      -------
Net cash used in operating activites                       (4,040)      (3,360)
                                                          -------      -------
Cash flows from investing activities:
Purchase of property and equipment                           --            (21)
                                                          -------      -------
Net cash used in investing activites                         --            (21)
                                                          -------      -------
Cash flows from financing activities:
Issuance of common stock, net of offering costs               190          186
Issuance of redeemable convertible notes, net of
  issuance costs                                            3,743         --
Proceeds from sale of dental assets                         4,000         --
Costs associated with sale of dental assets                  (411)
                                                          -------      -------
Net cash provided by financing activities                   7,522          186
                                                          -------      -------
Net increase (decrease) in cash and cash equivalents        3,482       (3,195)

Cash and cash equivalents at beginning of period              647        3,514
                                                          -------      -------
Cash and cash equivalents at end of period                $ 4,129      $   319
                                                          =======      =======


                             See accompanying notes.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

                                  June 30, 1997

1.   Basis of Presentation

     The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all material intercompany balances and transactions. Certain reclassifications have been made to prior year amounts in order to conform to the current presentation.

     The condensed consolidated financial data for the periods ended June 30, 1997 and 1996 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) that the management of Sunrise Technologies International, Inc. believes to be necessary for fair presentation of the periods presented. Interim results are not necessarily indicative of results for the full year. The financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 1996 included in the Company's annual report on Form 10-K filed with the Securities and Exchange Commission.

     The Company has incurred significant losses for the last several years and at June 30, 1997 has an accumulated deficit of approximately $32,995,000. The accompanying condensed financial statements have been prepared assuming the Company will continue as a going concern. Although the Company's management believes existing working capital will provide sufficient funds for the Company's planned operations through 1997, the Company's long term ability to continue as a going concern is dependent upon performing profitably or obtaining further financing. Management recognizes the need for additional cash infusion and is pursuing various options which include debt or equity financing. There can be no assurance that such financing, if necessary, will be available, in which case management may need to curtail or suspend certain or all operations.

     The preparation of unaudited financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.   Net Loss per Share

     Net loss per share for the periods ended June 30, 1997 and 1996 is based solely on weighted average shares of common stock outstanding during the period. Common equivalent shares have not been considered in the computation since their inclusion would have an antidilutive effect.

     In February, 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will not be included. The computed basic earnings per share will not be different from the primary earnings per share for the periods ended June 30, 1997 and June 30, 1996.

3.   Revenue Recognition

     Revenues are recognized at time of shipment. A provision for the estimated future cost of warranty is made at the time a sale is recorded.

4.  Inventories

    Inventories are stated at the lower of cost (first-in, first-out) or market and consisted of the following on the dates indicated:


                                               June 30, December 31,
                                                 1997      1996
                                               -------  ------------
                                                  (In thousands)
               Raw materials                   $  359      $1,180
               Work-in-process                    160         299
               Finished goods                      36         656
                                               ------      ------
                                               $  555      $2,135
                                               ======      ======

5.  Income Taxes

     Due to the Company's losses from operations, all deferred tax assets, which primarily result from net operating loss carry forwards, have been offset in full by a valuation allowance in accordance with SFAS No. 109.

6.  Issuance of Redeemable Convertible Notes

     In  February  and March  1997,  the  Company  completed a series of private placements (collectively, the "1997 Notes Placement") of 5% redeemable convertible notes due 1999 (convertible into common stock) (the "Notes") and warrants to purchase common stock (the "Warrants"). The total face amount of the Notes is approximately $4,100,000, and net proceeds aggregated approximately $3,700,000. In accordance with recent Securities and Exchange Commission Division of Corporation Finance guidance, the Company has recorded a premium of approximately $769,000 associated with the conversion feature of the Notes as additional interest associated with the Notes and paid-in capital. Because the Notes are immediately convertible at the holders' option, the entire amount has been recorded as interest expense upon issuance of the Notes. The Company has recorded the Notes net of debt offering costs of approximately $358,000 and the value associated with the Warrants of approximately $256,000, which will be amortized as interest expense over the period that the Notes are outstanding.

7.   Sale of Dental Assets

     In June 1997, the Company completed the sale of the Company's assets associated with its dental laser, air abrasive and composite curing systems (the "Dental Assets") to Lares Research. The purchase price paid for the Dental Assets was $5,500,000, consisting of $4,000,000 in cash paid at closing and $1,500,000 in the form of a promissory note, with two installments due in three and four years, respectively (the "Lares Note"). Although the Company anticipates collecting interest and principal on the Lares Note, due to subordination of the Lares Note to Lares' Bank, collection is not reasonably assured and the Company intends to recognize proceeds from the sale and interest on the Note as cash is received. On collection of the Lares Note principal the Company will pay to American Dental Technologies ("ADT") an additional transfer fee of ten percent of cash collected on the $1,000,000 first installment of the Lares Note. The gain on sale of the Dental Assets is comprised as follows:


                                                        In thousands
               Cash proceeds from sale of dental assets   $ 4,000
               Less:  Inventory and equipment sold         (1,498)
                      ADT transfer fee                       (275)
                      Transaction fees                       (237)
                      Other costs                            (250)
                                                          -------
               Gain on sale of dental assets              $ 1,740
                                                          =======

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Securityholders. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus, nor any sale made hereunder shall, under any circumstances, create any implication that there has not been a change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.


                                TABLE OF CONTENTS
                                                                     Page

Available Information..................................................1
Incorporation of Certain Information
  by Reference.........................................................1
Disclosure Regarding Forward-Looking
  Statements...........................................................2
Prospectus Summary.....................................................3
Risk Factors...........................................................5
Selected Financial Information........................................10
Business..............................................................13
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.................................16
Pro Forma Financial Statements........................................22
Management............................................................27
Description of Capital Stock..........................................28
Share Ownership by Principal Stockholders and
  Management..........................................................31
Selling Securityholders...............................................32
Plan of Distribution..................................................38
Use of Proceeds.......................................................39
Experts...............................................................39
Legal Matters.........................................................39
Index to Consolidated Financial Statements...........................F-1


                                10,342,090 Shares







                              SUNRISE TECHNOLOGIES
                               INTERNATIONAL, INC.





                                  Common Stock







                                   PROSPECTUS





















     __________________, 1997



     PART II

Item 14.     Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company and the Selling Securityholders in connection with the sale of the Common Stock being registered. All amounts are estimates except the registration fee.

                                                            Amount to be Paid

SEC Registration Fee ....................................      $ 4,603
Printing ................................................          *
Legal Fees and Expenses .................................          *
Accounting Fees and Expenses ............................          *
Blue Sky Fees and Expenses ..............................          *
Transfer Agent and Registrar Fees .......................          *
Miscellaneous ...........................................      ------------

     Total ..............................................          *


*  To be supplied by Amendment.

Item 15.       Indemnification of Directors and Officers

     Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "Delaware Law") grants corporations the right to limit or eliminate the personal liability of their directors in certain circumstances in accordance with provisions therein set forth. The Sunrise Certificate contains a provision eliminating director liability to Sunrise and its stockholders for monetary damages for breach of fiduciary duty as a director. The provision does not, however, eliminate or limit the personal liability of a director: (i) for any breach of such director's duty of loyalty to the Company or its stockholders;
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under the Delaware statutory provision making directors personally liable, for improper payment of dividends or improper stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Company's Board protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Commission has taken the position that the provision will have no effect on claims arising under federal securities laws.

     Section 145 of the Delaware Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth. The Company's Bylaws provide that the corporation shall, subject to limited exceptions, indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware Law. The Company's Bylaws provide further that the Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware Law. Such indemnification rights include reimbursement for expenses incurred by such director, executive officer, other officer, employee or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware Law.

     The Company has entered into agreements with certain of its directors and officers pursuant to which the Company has agreed to indemnify such directors and officers to the fullest extent permitted under applicable law. In addition, the Company has purchased insurance containing customary terms and conditions as permitted by law on behalf of its directors and officers, which may cover liabilities under the Securities Act of 1933, as amended (the "Securities Act").

Item 16.       Exhibits

               Exhibit       Description

 5           Opinion regarding legality

 5.1 Opinion of Holleb & Coff as to the legality of the Offered Shares being registered*

10           Material Contracts

10.1 Lease Agreement with Bayside Spinnaker Partners III, as lessor, for the lease of facilities at 47527 Fremont Boulevard, Fremont, California, dated July 16, 1991. (1)

10.2 Patent License Agreement between Sunrise and Patlex Corporation dated January 1, 1990. (2)

10.3 Agreement between Sunrise and the University of Miami, Department of Ophthalmology, dated October 28, 1991. (1)

10.4 Joint Development and Exclusive Manufacturing Agreement dated April 17, 1993 between Sunrise and Danville Engineering, Inc. (3)

10.5 Settlement Agreement between Sunrise and American Dental Laser, Inc., dated February 4, 1993 (confidential treatment has previously been granted for portions of this exhibit). (4)

10.6 License Agreement between Sunrise and American Dental Laser, Inc., dated February 4, 1993 (confidential treatment has previously been granted for portions of this exhibit). (4)

10.7         Settlement   Agreement   between   Sunrise  and   American   Dental
             Technologies, dated July 30, 1996. (5)

10.8 Form of Indemnification Agreement between Sunrise and each of its officers and directors. (2)

10.9         1988 Stock Option Plan, as amended. (2)

10.10        Employment  Agreement  entered into  between  Sunrise and Joseph W.
             Shaffer, dated April 5, 1989. (2)

10.11        Form of 1992 Private Placement Warrant. (4)

10.12        Form of Placement Agent Warrant. (4)

10.13        Form of U.S. Note and Warrant  Purchase  Agreement  entered into by
             Sunrise and the signatories thereto, relating to the 1997 Notes Offering. (7)

10.14 Form of Offshore Note and Warrant Purchase Agreement entered into by Sunrise and the signatories thereto, relating to the 1997 Notes Offering. (7)

10.15 Asset Purchase Agreement between the Company and Lares Research, providing for the sale of the Company's Dental Business. (7)

10.16        1997 Stock Option Plan.


11           Statement re Computation of Per Share Earnings

11.1         Statement re Computation of Per Share Loss. (7)

23           Consents

23.1         Consent of Ernst & Young LLP, Independent Auditors

23.2         Consent of Holleb & Coff*

24           Power of Attorney (included on signature page)

- -----------------
*    To be filed by Amendment.

(1) Incorporated by reference from Sunrise's Annual Report on Form 10-K for the year ended December 31, 1991 (File No. 0-17816).

(2) Incorporated by reference from Sunrise's Registration Statement on Form S-1, as amended (File No. 33-36768).

(3) Incorporated by reference from Sunrise's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 0-17816).

(4) Incorporated by reference from Sunrise's Annual Report on Form 10-K for the year ended December 31, 1992 (File No. 0-17816).

(5) Incorporated by reference from Sunrise's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (File No. 0-17816).

(6) Incorporated by reference from Sunrise's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 0-17816).

(7) Incorporated by reference from Sunrise's Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 0-17816).


Item 17.       Undertakings

     Pursuant to Item 512(a) of Regulation S-K

     The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sale are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Pursuant to Item 512(h) of Regulation S-K

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fremont, state of California, on September 5, 1997.


                                        Sunrise Technologies International, Inc.


                                        By:    /s/ C. Russell Trenary, III
                                           -------------------------------------
                                                   C. Russell Trenary, III
                                                   President and Chief Executive
                                                   Officer

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints C. Russell Trenary and Timothy A. Marcotte, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including without limitation post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, necessary or advisable to enable the registrant to comply with the Securities Act and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such changes in this registration statement as the aforesaid attorney-in-fact deems appropriate.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.



September 5, 1997                      /s/ C. Russell Trenary, III
- -----------------                     ------------------------------------------
Date                                   C. Russell Trenary, III
                                       President, Chief Executive Officer and
                                       Director
                                       (Principal Executive Officer)


September 5, 1997                      /s/ Timothy A. Marcotte
- -----------------                     ------------------------------------------
Date                                   Timothy A. Marcotte
                                       Chief Financial Officer (Principal
                                       Financial Officer and Principal
                                       Accounting Officer)


September 5, 1997                      /s/ Joseph D. Koenig
- -----------------                     ------------------------------------------
Date                                   Joseph D. Koenig
                                       Chairman of the Board and Director


September 5, 1997                      /s/ Ronald A. Slocum
- -----------------                     ------------------------------------------
Date                                   Ronald A. Slocum
                                       Director